Product supplement BK
To prospectus dated September 28, 2012 and
prospectus supplement dated September 28, 2012,
each as may be amended

Registration Statement No. 333-184193
Dated October 5, 2012
Securities Act of 1933, Rule 424(b)(2)



Deutsche Bank AG

Securities Linked to an Equity Based, Commodity Based or Currency Based Index or Exchange Traded Fund, a Reference Stock, a Commodity or a Basket of such Indices, Exchange Traded Funds, Reference Stocks and/or Commodities

General

- Deutsche Bank AG may, from time to time, offer and sell securities, or as may be titled in corresponding term sheets and pricing supplements, Trigger Phoenix Autocallable Optimization Securities (the **"securities"**), linked to an equity based, commodity based or currency based index (an **"Index"**) or exchange traded fund (a **"Fund"**), a reference stock of an issuer (a "**Reference Stock**"), a commodity (a "**Commodity**") or a basket (a **"Basket"**) of such Indices, Funds, Reference Stocks and/or Commodities (each a **"Basket Component"**). Each Index, Fund, Reference Stock, Commodity and Basket will be referred to as an **"Underlying."** As used in this product supplement, the term "**Reference Stock**" includes non-U.S. equity securities issued through depositary arrangements such as American depositary shares ("**ADSs**"). If the Underlying is an ADS, the term "**issuer**" refers to the issuer of the shares underlying the ADS.

- This product supplement describes terms that will apply generally to the securities and supplements the terms described in the accompanying prospectus supplement and prospectus. A separate term sheet or pricing supplement, as the case may be, will describe the terms that apply specifically to the securities, including any changes to the terms specified below; and that term sheet or pricing supplement and/or an underlying supplement will describe any Underlying or Basket Components to which the securities are linked. We refer to such term sheets and pricing supplements generally as **"pricing supplements."** If the terms described in the relevant pricing supplement are inconsistent with those described herein or in the accompanying prospectus supplement or prospectus, the terms described in the relevant pricing supplement will control.

- The securities are senior unsecured obligations of Deutsche Bank AG.

- Deutsche Bank AG will pay you the applicable contingent coupons on the securities under certain conditions specified in the relevant pricing supplement.

- Payment on the securities is linked to the performance of an Underlying, as described below. The relevant pricing supplement will specify whether Deutsche Bank AG will pay you an amount in cash and/or deliver units of the Underlying in satisfaction of the amount owing to you at maturity. **The repayment of your initial investment is not guaranteed and you may lose your entire initial investment.**

- The securities linked to a commodity based Underlying or Basket Component may be redeemed early due to a Commodity Hedging Disruption Event and as a result you could lose some or all of your initial investment. See "Description of Securities — Adjustments to Valuation Dates and Payment Dates — Commodity Hedging Disruption Events for Commodity Based Underlyings or Basket Components."

- For important information about tax consequences, see "U.S. Federal Income Tax Consequences" in this product supplement.

- The securities will be issued in denominations that will be specified in the relevant pricing supplement. Minimum investment amounts, if any, will be specified in the relevant pricing supplement.

- Investing in the securities is not equivalent to investing in any Underlying or Basket Component.

- The obligations under the securities are our obligations only, and the sponsor or issuer of any Underlying or Basket Component will have no obligations of any kind under the securities.

- The securities will not be listed on any securities exchange, unless otherwise specified in the relevant pricing supplement.

Investing in the securities involves a number of risks, including the risk of complete loss of your initial investment. The securities differ from ordinary debt securities in that the securities can have downside market risk similar to the Underlying. This risk is in addition to the credit risk inherent in purchasing an obligation of Deutsche Bank AG. See "Risk Factors" beginning on page 9 of this product supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or passed upon the accuracy or the adequacy of this product supplement, the accompanying prospectus supplement and prospectus, or any related underlying supplement or pricing supplement. Any representation to the contrary is a criminal offense.

The securities are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

Deutsche Bank AG

October 5, 2012

TABLE OF CONTENTS

In making your investment decision, you should rely only on the information contained or incorporated by reference in the underlying supplement and pricing supplement relevant to your investment, this product supplement and the accompanying prospectus supplement and prospectus with respect to the securities offered by the relevant underlying supplement, pricing supplement and this product supplement and with respect to Deutsche Bank AG. We have not authorized anyone to give you any additional or different information. The information in the relevant underlying supplement, pricing supplement, this product supplement and the accompanying prospectus supplement and prospectus may be accurate only as of the dates of each of these documents, respectively.

The securities described in the relevant pricing supplement and this product supplement are not appropriate for all investors, and involve important legal and tax consequences and investment risks, which you should discuss with your professional advisers.

In this product supplement and the accompanying prospectus supplement and prospectus, "**we**," "**us**" and "**our**" refer to Deutsche Bank AG, including, as the context may require, acting through one of its branches.

We are offering to sell, and are seeking offers to buy, the securities only in jurisdictions where such offers and sales are permitted. Neither this product supplement nor the accompanying underlying supplement, prospectus supplement, prospectus or pricing supplement constitutes an offer to sell, or a solicitation of an offer to buy, any securities by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation. Neither the delivery of this product supplement or the accompanying underlying supplement, prospectus supplement, prospectus or pricing supplement, nor any sale made hereunder and thereunder shall, under any circumstances, create any implication that there has been no change in the affairs of Deutsche Bank AG since the date hereof or that the information contained or incorporated by reference herein or therein is correct as of any time subsequent to the date of such information.

You must (i) comply with all applicable laws and regulations in force in any jurisdiction in connection with the possession or distribution of this product supplement and the accompanying underlying supplement, prospectus supplement, prospectus and pricing supplement and the purchase, offer or sale of the securities, and (ii) obtain any consent, approval or permission required to be obtained by you for the purchase, offer or sale by you of the securities under the laws and regulations applicable to you in force in any jurisdiction to which you are subject or in which you make such purchases, offers or sales; neither we nor the agents shall have any responsibility therefor.

SUMMARY TERMS

Underlying

For securities linked to an equity based, commodity based or currency based index (an "**Index**") or exchange traded fund (a "**Fund**"), a commodity (a "**Commodity**") or a reference stock (a "**Reference Stock**"), the **Underlying** will be the Index, Fund, Commodity or Reference Stock designated in the relevant pricing supplement. As used in this product supplement, the term "**Reference Stock**" includes non-U.S. equity securities issued through depositary arrangements such as American depositary shares ("**ADSs**"). If the Underlying is an ADS, the term "**issuer**" refers to the issuer of the shares underlying the ADS.

For securities linked to a basket (a "**Basket**") of Indices, Funds, Commodities and/or Reference Stocks, the **Underlying** will be the Basket designated in the relevant pricing supplement. The individual Indices, Funds, Commodities and/or Reference Stock included in the Basket (each a "**Basket Component**") and the relevant weighting of each Basket Component will be set forth in the relevant pricing supplement.

Face Amount

The denomination of the security, which may be $10, $100, $1,000 or another amount per security, as specified in the relevant pricing supplement

Issue Price

100% of the Face Amount, unless otherwise specified in the relevant pricing supplement

Contingent Coupon

Deutsche Bank AG will pay you the applicable contingent coupons under certain circumstances as specified in the relevant pricing supplement. The relevant pricing supplement will specify the amount, or the method of determining the amount, of the applicable Contingent Coupon. Contingent Coupons, if any, will be paid in arrears on the relevant Coupon Payment Date(s) specified in the relevant pricing supplement.

Coupon Payment Date

A Coupon Payment Date will be as specified in the relevant pricing supplement; provided that no Coupon Payment Date shall be more than twelve months after the immediately prior Coupon Payment Date or issue date of the securities, as applicable. Unless otherwise specified in the relevant pricing supplement, if any day on which a Contingent Coupon is due is not a Business Day, the payment will be made with the same force and effect on the next succeeding Business Day, but no additional Contingent Coupon will accrue as a result of the delayed payment, and the next Coupon Period will commence as if the payment had not been delayed.

Automatic Call

If specified in the relevant pricing supplement, the securities will be automatically called if the Closing Level or Intraday Level, as applicable, on any Call Date set forth in the relevant pricing supplement is greater than, or if specified in the relevant pricing supplement, greater than or equal to, the Call Level. No additional Contingent Coupon will accrue following an Automatic Call.

Call Level(s)

One or more levels of the Underlying set forth in the relevant pricing supplement

Redemption Amount (if securities are called)

If the securities are automatically called, you will be entitled to receive on the applicable Call Settlement Date a Redemption Amount payable in cash per Face Amount of securities equal to the Face Amount.

Payment at Maturity (if securities are NOT called)

Unlike ordinary debt securities, the securities do not guarantee the return of your initial investment at maturity. Instead, if the securities have not been automatically called, Deutsche Bank AG will at maturity pay you based on the performance of the Underlying, as described below or as specified in the relevant pricing supplement. Any Payment at Maturity is subject to the credit of the issuer.

The relevant pricing supplement will specify whether Deutsche Bank AG will pay you a cash payment and/or deliver units of the Underlying in satisfaction of the amount owing to you at maturity.

Cash Settlement:

Unless otherwise specified in the relevant pricing supplement, at maturity, Deutsche Bank AG will pay you, in addition to any Contingent Coupon that may be due on the securities, an amount in cash ("**Cash Settlement Amount**") calculated as follows:

If the Underlying Return is positive (applicable only if the Call Level, if applicable, is greater than the Initial Level) or zero:

Deutsche Bank AG will pay you a cash payment at maturity per Face Amount of securities equal to the Face Amount**.**

If the Underlying Return is negative:

- *If a Knock-Out Event has not occurred,* Deutsche Bank AG will pay you a cash payment at maturity per Face Amount of securities equal to the Face Amount.

- **If a Knock-Out Event has occurred and a Buffer Amount and a Downside Participation Factor do not apply,** Deutsche Bank AG will pay you a cash payment at maturity per Face Amount of securities equal to:

    Face Amount + (Face Amount x Underlying Return)

In this scenario, you will lose 1.00% of your initial investment for every 1.00% the Final Level is less than the Initial Level. Accordingly, excluding any Contingent Coupons paid, you will lose a significant portion or all of your initial investment.

- **If a Knock-Out Event has occurred and a Buffer Amount and a Downside Participation Factor apply,**
    - **If the Final Level is less than the Initial Level by an amount not greater than the Buffer Amount**, Deutsche Bank AG will pay you a cash payment at maturity per Face Amount of securities equal to the Face Amount.
    - **If the Final Level is less than the Initial Level by an amount greater than the Buffer Amount**, Deutsche Bank AG will pay you a cash payment at maturity per Face Amount of securities equal to:

    Face Amount + [Face Amount x (Underlying Return + Buffer Amount) x Downside Participation Factor]

In this scenario, you will lose an amount equal to 1.00% times the Downside Participation Factor of your initial investment for every 1.00% the Final Level is less than the Initial Level by an amount greater than the Buffer Amount. Because of the Downside Participation Factor, your loss will be accelerated, and, excluding any Contingent Coupons paid, it is possible that you will lose your entire initial investment, despite the Buffer Amount feature.

Physical Settlement:

If the relevant pricing supplement specifies that Deutsche Bank AG will, in certain circumstances, have the option to deliver either the Cash Settlement Amount or a number of units of the Underlying in satisfaction of the Cash Settlement Amount owed to you at maturity, Deutsche Bank AG will, in exchange for each security, either pay you an amount in cash equal to Cash Settlement Amount, or deliver a number of units of the Underlying equal to the Share Redemption Amount at maturity as specified in the relevant pricing supplement.

Unless otherwise specified in the relevant pricing supplement, the "**Share Redemption Amount**" will be equal to the Cash Settlement Amount per security *divided by* the Final Level of the Underlying, or if the Underlying is a Fund or a Reference Stock, the Final Level of the Underlying determined based on (i) the Closing Price of one share of such Fund or Reference Stock without taking into account any anti-dilution adjustment applicable to such Fund or Reference Stock, or (ii) if one or more corporate events occur as described below under "Description of Securities — Anti-Dilution Adjustments — Reorganization Events," the value of one unit of the Per Share Exchange Property as determined by the calculation agent as described below under "Description of Securities — Anti-Dilution Adjustments — Reorganization Events."

If the relevant pricing supplement specifies that Deutsche Bank AG will, in certain circumstances, deliver a number of units of the Underlying in satisfaction of the amount owed to you at maturity, then Deutsche Bank AG will deliver to you, in exchange for each security, a number of units of the Underlying equal to the Share Delivery Amount at maturity as specified in the relevant pricing supplement. For example, the relevant pricing supplement may specify that (i) if the Underlying Return is positive or a Knock-Out Event has not occurred, Deutsche Bank AG will pay you a cash Payment at Maturity per Face Amount of securities equal to the Face Amount and (ii) if the Underlying Return is negative and a Knock-Out Event has occurred, Deutsche Bank AG will deliver to you, in exchange for each security, a number of units of the Underlying equal to the Share Delivery Amount at maturity.

Unless otherwise specified in the relevant pricing supplement, the "**Share Delivery Amount**" will be determined on the Trade Date and equal to (i) if a Trigger Level is specified in the relevant pricing supplement, the Face Amount *divided by* the Initial Level or (ii) if a Conversion Level is specified in the relevant pricing supplement, the Face Amount *divided by* the Conversion Level, each subject to adjustment upon the occurrence of certain corporate events affecting the applicable Underlying. See "Description of Securities — Anti-dilution Adjustments" below.

Following the occurrence of certain corporate events below under "Description of Securities — Anti-Dilution Adjustments — Reorganization Events," the Share Redemption Amount or the Share Delivery Amount may consist of Exchange Property as determined by the calculation agent below under "Description of Securities — Anti-Dilution Adjustments — Reorganization Events."

Early Redemption

For currency based Underlyings or Basket Components, if specified in the relevant pricing supplement, we will have the right, under certain conditions, to redeem the securities prior to the Maturity Date. If applicable, the relevant pricing supplement will specify the early redemption price or the method by which it will be determined.

Certain Other Definitions	**The following defined terms may be used in calculating the payment or delivery, if any, on your securities:**
Buffer Amount	The Buffer Amount will be a percentage which will be specified, if applicable, in the relevant pricing supplement.
	In the relevant pricing supplement, the Buffer Amount may be referred to as the "Buffer Level."
Call Date(s)	One or more dates on which the securities may be subject to an Automatic Call as set forth in the relevant pricing supplement, subject to adjustment as described below under "Description of Securities — Adjustments to Valuation Dates and Payment Dates."
Call Settlement Date(s)	Unless otherwise specified in the relevant pricing supplement, the third Business Day following the corresponding Call Date, subject to adjustment as described below under "Description of Securities — Adjustments to Valuation Dates and Payment Dates."
Closing Level	For a Basket, the "**Closing Level**" will equal the level of such Basket, calculated in accordance with the formula set forth in the relevant pricing supplement, on the relevant date of calculation.
	For a Commodity, the "**Closing Level**" will equal the price of such Commodity on the relevant date of calculation, as defined in the relevant pricing supplement.
	For a Fund, the "**Closing Level**" will equal the Closing Price (as defined below) of one share of such Fund on the relevant date of calculation, multiplied by the then-current Share Adjustment Factor applicable to the Fund.
	For an Index, the "**Closing Level**" will equal the official closing level of such Index on the relevant date of calculation.
	For a Reference Stock, the "**Closing Level**" will equal the Closing Price of one share of such Reference Stock on the relevant date of calculation, multiplied by the then-current Stock Adjustment Factor applicable to the Reference Stock or adjusted otherwise as described below under "Description of Securities — Anti-Dilution Adjustments for Reference Stock."
Conversion Level	The Conversion Level will be the level specified, if applicable, in the relevant pricing supplement.
	In the relevant pricing supplement, the Conversion Level may be referred to as the "Conversion Price."
Downside Participation Factor	The Downside Participation Factor will be a number or percentage which will be specified, if applicable, in the relevant pricing supplement.
	In the relevant pricing supplement, the Downside Participation Factor may be referred to as the "Downside Factor" or the "Downside Participation Percentage," as applicable.
Final Basket Level	The Final Basket Level will equal the Closing Level of the Basket on the Final Valuation Date, or the arithmetic average of the Closing Levels of the Basket on each of the Averaging Dates, or on such other date or dates as specified in the relevant pricing supplement.
Final Commodity Price	The Final Commodity Price will equal the Closing Level of the Commodity on the Final Valuation Date, or the arithmetic average of the Closing Levels

of the Commodity on each of the Averaging Dates, or on such other date or dates as specified in the relevant pricing supplement.

Final Fund Price
The Final Fund Price will equal the Closing Level of the Fund on the Final Valuation Date, or the arithmetic average of the Closing Levels of the Fund on each of the Averaging Dates, or on such other date or dates as specified in the relevant pricing supplement.

Final Index Level
The Final Index Level will equal the Closing Level of the Index on the Final Valuation Date, or the arithmetic average of the Closing Levels of the Index on each of the Averaging Dates, or on such other date or dates as specified in the relevant pricing supplement.

Final Level
The Final Level will be one of the following, as applicable:

- Final Basket Level
- Final Commodity Price
- Final Fund Price
- Final Index Level
- Final Stock Price

In the relevant pricing supplement, the Final Level may be referred to as the "Final Price."

Final Stock Price
The Final Stock Price will equal the Closing Level of the Reference Stock on the Final Valuation Date, or the arithmetic average of the Closing Levels of the Reference Stock on each of the Averaging Dates, or on such other date or dates as specified in the relevant pricing supplement.

Initial Basket Level
The Initial Basket Level will equal the Closing Level of the Basket on the Trade Date, or such other level as specified in the relevant pricing supplement.

Initial Commodity Price
The Initial Commodity Price will equal the Closing Level of the Commodity on the Trade Date, or such other price as specified in the relevant pricing supplement.

Initial Fund Price
The Initial Fund Price will equal the Closing Level of the Fund on the Trade Date, or such other price as specified in the relevant pricing supplement.

Initial Index Level
The Initial Index Level will equal the Closing Level of the Index on the Trade Date, or such other level as specified in the relevant pricing supplement.

Initial Level
The Initial Level will be one of the following, as applicable:

- Initial Basket Level
- Initial Commodity Price
- Initial Fund Price
- Initial Index Level
- Initial Stock Price

In the relevant pricing supplement, the Initial Level may be referred to as the "Initial Price," "Lookback Level" or "Lookback Price," as applicable.

Initial Stock Price
The Initial Stock Price will equal the Closing Level of the Reference Stock on the Trade Date, or such other price as specified in the relevant pricing supplement.

6

Intraday Level	For a Basket, the "**Intraday Level**" will equal the level of such Basket at the relevant time of calculation, calculated in accordance with the formula set forth in the relevant pricing supplement.
	For a Commodity, the "**Intraday Level**" will equal the price of such Commodity at the relevant time of calculation, as defined in the relevant pricing supplement.
	For a Fund, the "**Intraday Level**" will equal the Intraday Price (as defined below) of one share of such Fund at the relevant time of calculation, multiplied by the then-current Share Adjustment Factor applicable to the Fund.
	For an Index, the "**Intraday Level**" will equal the level of such Index at the relevant time of calculation.
	For a Reference Stock, the "**Intraday Level**" will equal the Intraday Price of one share of such Reference Stock at the relevant time of calculation, multiplied by the then-current Stock Adjustment Factor applicable to the Reference Stock or adjusted otherwise as described below under "Description of Securities — Anti-Dilution Adjustments for Reference Stock."
Knock-Out Amount	A percentage which will be specified in the relevant pricing supplement.
	In the relevant pricing supplement, the Knock-Out Amount may be referred to as the "Knock-In Amount," "Knock-In Buffer Amount" or "Knock-Out Buffer Amount," as applicable.
Knock-Out Event	Unless otherwise specified in the relevant pricing supplement, a Knock-Out Event will occur if, in the case of Closing Level monitoring, the Closing Level of the Underlying is less than the Initial Level by an amount greater than the Knock-Out Amount on any day during the Monitoring Period, or, in the case of Intraday Level continuous monitoring, if the Intraday Level of the Underlying is less than the Initial Level by an amount greater than the Knock-Out Amount at any time on any day during the Monitoring Period, as applicable.
	The relevant pricing supplement will specify whether Closing Level monitoring or Intraday Level continuous monitoring is applicable to the securities. In addition, the relevant pricing supplement may specify an alternate method for monitoring of the Underlying. For example, a Knock-Out Event may occur if the Closing Level or Intraday Level of the Underlying is less than the Initial Level by an amount *equal to* or greater than the Knock-Out Amount. The relevant pricing supplement may also specify that a Knock-Out Event will be determined by Closing Level monitoring only on the Final Valuation Date.
	In the relevant pricing supplement, the Knock-Out Event may be referred to as the "Knock-In Event."
Maturity Date	The date specified in the relevant pricing supplement. The Maturity Date is subject to adjustment as described below under "Description of Securities — Adjustments to Valuation Dates and Payment Dates."
Monitoring Period	Unless otherwise specified in the relevant pricing supplement, the period from (but excluding) the Trade Date to (and including) the Final Valuation Date or the Final Averaging Date (as defined below), as applicable.
	In the relevant pricing supplement, the Monitoring Period may be referred to as the "Observation Period."

Share Adjustment Factor	Unless otherwise specified in the relevant pricing supplement, the Share Adjustment Factor, which applies for each Underlying or Basket Component that is a Fund, will initially be 1.0, subject to adjustments as described below under "Description of Securities — Anti-Dilution Adjustments for Funds."
Stock Adjustment Factor	Unless otherwise specified in the relevant pricing supplement, the Stock Adjustment Factor, which applies for each Underlying or Basket Component that is a Reference Stock, will initially be 1.0, subject to adjustments as described below under "Description of Securities — Anti-Dilution Adjustments for Reference Stock."
Trade Date	The date specified in the relevant pricing supplement.
Trigger Level	The Trigger Level will be the level specified, if applicable, in the relevant pricing supplement.
	In the relevant pricing supplement, the Trigger Level may be referred to as the "Threshold Level," "Threshold Price" or "Trigger Price," as applicable.
Underlying Return	Unless otherwise specified in the relevant pricing supplement, the Underlying Return will be equal to:

$$\frac{\text{Final Level} - \text{Initial Level}}{\text{Initial Level}}$$

	In the relevant pricing supplement, the Underlying Return may be referred to as the "Basket Return," "Commodity Return," "Fund Return," "Index Return," "Reference Stock Return" or "Reference Underlying Return," as applicable.
Valuation Date(s)	The Final Level will be calculated on a single date, which we refer to as the "**Final Valuation Date**," or on several dates, each of which we refer to as an "**Averaging Date**," as specified in the relevant pricing supplement.
	We refer to any Call Date, Trade Date, Final Valuation Date, Averaging Date or other date specified in the pricing supplement on which a level for an Underlying or Basket Component is required to be determined as a "**Valuation Date**" in this product supplement. Any Valuation Date is subject to adjustment as described below under "Description of Securities — Adjustments to Valuation Dates and Payment Dates."
Conflicts of Interest	We own, directly or indirectly, all of the outstanding equity securities of Deutsche Bank Securities Inc. ("**DBSI**"). Because DBSI is both our affiliate and a member of the Financial Industry Regulatory Authority, Inc. ("**FINRA**"), any offering in which DBSI participates will be conducted in compliance with the requirements of FINRA Rule 5121 regarding a FINRA member firm's distribution of the securities of an affiliate and related conflicts of interest. In accordance with FINRA Rule 5121, DBSI may not make sales in offerings of the securities to any of its discretionary accounts without the prior written approval of the customer. See "Underwriting (Conflicts of Interest)."

RISK FACTORS

Your investment in the securities will involve certain risks. The securities do not guarantee the payment of any Contingent Coupons or the return of your initial investment at, or prior to, maturity. Investing in the securities is not equivalent to investing in any Underlying or Basket Component or any of the components included in such Underlying or Basket Component. **You should consider carefully the following discussion of risks, including equity market, commodity market and currency exchange rate risks, described below, together with the risk information contained in the prospectus supplement, the prospectus and the relevant pricing supplement before you decide that an investment in the securities is suitable for you.**

Your investment in the securities may result in a loss of some or all of your initial investment.

The terms of the securities differ from those of ordinary debt securities in that we will not necessarily repay your initial investment in the securities. Instead, if the securities have not been automatically called (if applicable), Deutsche Bank AG will at maturity pay you a cash amount, if any, or deliver a number of units of the Underlying based on the performance of the Underlying, and that will be determined pursuant to the terms described in this product supplement and the relevant pricing supplement. **It is possible that you will lose some or all of your initial investment in the securities. Because the securities are our senior obligations, any payment or delivery on the securities is subject to our ability to satisfy our obligations as they become due.**

The securities may be automatically called, if applicable, on any Call Date.

If specified in the relevant pricing supplement, the securities may be automatically called on any Call Date, and you will then receive only the Redemption Amount as set forth in the relevant pricing supplement. If the securities are called on a Call Date, you will not receive any payment other than the Redemption Amount due on the corresponding Call Settlement Date and you will not be entitled to any Contingent Coupons due after such Call Date. Because the securities are our senior obligations, payment of any Redemption Amount is subject to our ability to satisfy our obligations as they become due.

Reinvestment Risk.

If specified in the relevant pricing supplement, the securities could be automatically called on the first Call Date, in which case the term of the securities could be short. There is no guarantee that you would be able to reinvest the proceeds from an investment in the securities at a comparable return for a similar level of risk in the event the securities are automatically called prior to the Maturity Date.

You should not expect to participate in any appreciation in the level of the Underlying.

You will not participate in any appreciation in the level of the Underlying, and you will receive only the Face Amount of securities (excluding any Contingent Coupon) even if the Final Level is greater than the Initial Level. For securities without a Buffer Amount or a Downside Participation Factor, your return on the securities (excluding any Contingent Coupon) at maturity will be less than the Face Amount of the securities if a Knock-Out Event occurs and the Final Level is less than the Initial Level. For securities with a Buffer Amount and a Downside Participation Factor, your return on the securities (excluding any Contingent Coupon) at maturity will be less than the Face Amount of the securities if a Knock-Out Event occurs and the Final Level is less than the Initial Level by an amount greater than the Buffer Amount. If you receive units of the Underlying at maturity, the value of those units is expected to be less than the Face Amount of the securities and may have no value at all.

You may not receive any Contingent Coupon(s).

Deutsche Bank AG will pay you the applicable Contingent Coupon on the securities under certain conditions specified in the relevant pricing supplement. If one or more conditions specified in the relevant pricing supplement have not been met, Deutsche Bank AG will not pay you the applicable Contingent Coupon on the relevant Coupon Payment Date as specified in the relevant pricing supplement. If the relevant condition(s) specified in the relevant pricing supplement have not been met during the entire term of the securities, Deutsche Bank AG will not pay you any Contingent Coupon during the entire term of your securities.

Higher Coupon Rates are generally associated with a greater risk of loss.

Greater expected volatility with respect to the Underlying reflects a higher expectation as of the Trade Date that a Knock-Out Event will occur. This greater expected risk will generally be reflected in a higher Coupon Rate for the securities. However, while the Coupon Rate is set on the Trade Date, the Underlying's volatility can change significantly over the term of the securities. The level of the Underlying could fall sharply at any time, which could result in a significant loss of your initial investment.

Downside market exposure to the Underlying is buffered, if applicable, only if you hold the securities to maturity.

You should be willing to hold your securities to maturity. If you are able to sell your securities prior to maturity in the secondary market, you may have to sell them at a loss relative to your initial investment even if the percentage decline in the Underlying at such time is not greater than the Buffer Amount, if applicable.

The protection provided by the Knock-Out Amount may terminate during the term of the securities.

The protection provided by the Knock-Out Amount may terminate during the term of the securities. In the case of Closing Level monitoring, if the Closing Level of the Underlying on any day during the Monitoring Period is less than the Initial Level by an amount greater than the Knock-Out Amount, or in the case of Intraday Level continuous monitoring, if the Intraday Level of the Underlying at any time on any day during the Monitoring Period is less than the Initial Level by an amount greater than the Knock-Out Amount, a Knock-Out Event will have occurred. For securities without a Buffer Amount or a Downside Participation Factor, if a Knock-Out Event occurs, you will be exposed to any depreciation of the Underlying at maturity. You will be subject to this potential loss of your initial investment even if the Underlying subsequently increases such that the Final Level is less than the Initial Level by not more than the Knock-Out Amount. For securities with a Buffer Amount and a Downside Participation Factor, if a Knock-Out Event occurs, you will be exposed to any depreciation of the Underlying if the Final Level is less than the Initial Level by an amount greater than the Buffer Amount.

If a Downside Participation Factor applies, you could lose more than 1% of the Face Amount of your securities for each 1% the Final Level is less than the Initial Level by an amount greater than the Buffer Amount.

For the securities with a Downside Participation Factor, if the securities are not automatically called, a Knock-Out Event has occurred and the Final Level is less than the Initial Level by an amount greater than the Buffer Amount, you will lose at maturity more than 1% of the Face Amount for every 1% that the Final Level is less than the Initial Level by an amount greater than the Buffer Amount and the Payment at Maturity will be less than the Face Amount. **Accordingly, in this scenario, you will lose some or all of your investment at maturity.**

If the securities specify physical settlement and a Conversion Level applies, you could lose more than 1% of the Face Amount of your securities for each 1% the Final Level is less than the Conversion Level.

For the securities with a Conversion Level, if the securities are not automatically called, a Knock-Out Event has occurred and the Final Level is less than the Conversion Level, you will lose at maturity more than 1% of the Face Amount for every 1% that the Final Level is less than the Conversion Level. **Accordingly, the units of the Underlying at maturity will be worth less than the Face Amount and may have no value.**

We may not deliver units of the Underlying at maturity.

If the relevant pricing supplement specifies that we will, at our option, pay an amount in cash or deliver units of the Underlying at maturity, we may, in our sole discretion, pay you a cash amount in lieu of delivering units of the Underlying. Accordingly, if you have sold or otherwise agreed to deliver units of the Underlying with the expectation of receiving the Share Redemption Amount or Share Delivery Amount at maturity, your trade may fail in the event we do not deliver units of the Underlying to you.

Payments and deliveries on the securities are subject to Deutsche Bank AG's creditworthiness.

The securities are senior unsecured obligations of Deutsche Bank AG, and are not, either directly or indirectly, an obligation of any third party. Any payment or delivery to be made on the securities depends on the ability of Deutsche Bank AG to satisfy its obligations as they come due. An actual or anticipated downgrade in Deutsche Bank AG's credit rating or increase in the credit spreads charged by the market for taking our credit risk will likely have an adverse effect on the value of the securities. As a result, the actual and perceived creditworthiness of Deutsche Bank AG will affect the value of the securities, and in the event Deutsche Bank AG were to default on its payment or delivery obligations, you might not receive any amount owed to you under the terms of the securities and you could lose your entire initial investment.

The Initial Level of the relevant Underlying or Basket Components may be determined on a date later than the Trade Date.

The Initial Level of the relevant Underlying or Basket Components may be determined on a date or dates after the Trade Date. For example, the relevant pricing supplement may specify that the Initial Level of the Underlying or Basket Components will be determined based on the lowest value of or the average value for such Underlying or Basket Components during the period from the Trade Date to a specified subsequent lookback date. As a result, in such circumstances, you will not know the Initial Level of the Underlying or Basket Components until a date later than the Trade Date.

Secondary trading may be limited.

Unless otherwise specified in the relevant pricing supplement, the securities will not be listed on any securities exchange. There may be little or no secondary market for the securities. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the securities when you wish to do so or at a price advantageous to you. Deutsche Bank AG and its affiliates intend to act as market makers for the securities but are not required to do so. Because we do not expect that other market makers will participate significantly in the secondary market for the securities, the price at which you may be able to trade your securities is likely to depend on the price, if any, at which Deutsche Bank AG or its affiliates are willing to buy the securities. If, at any time, Deutsche Bank AG or its affiliates do not act as market makers, it is likely that there would be little or no secondary market for the securities.

The inclusion in the Issue Price of the agents' commission and the expected cost of hedging our obligations under the securities directly or through one or more of our affiliates is likely to adversely affect the value of the securities prior to maturity.

While the Payment at Maturity or Redemption Amount (if applicable) will be based on the full Face Amount of your securities as described in the relevant pricing supplement, the Issue Price of the securities includes the agents' commission and the estimated cost of hedging our obligations under the securities directly or through one or more of our affiliates. Such hedging cost includes our or our affiliates' expected cost of providing such hedge, as well as the profit we or our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. As a result, assuming no change in market conditions or any other relevant factors, the price, if any, at which Deutsche Bank AG or its affiliates will be willing to purchase securities from you in secondary market transactions, if at all, will likely be lower than the Issue Price, and any sale in the secondary market could result in a substantial loss to you. The securities are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your securities to maturity.

The value of the securities will be influenced by many unpredictable factors.

Many economic and market factors will influence the value of the securities. While we expect that, generally, the level of the Underlying or Basket Components on any day will affect the value of the securities more than any other single factor, the value of the securities will be affected by a number of other factors that may either offset or magnify each other, including:

- whether or not a Knock-Out Event has occurred;

- the expected volatility of the Underlying or Basket Components;

- the time remaining to the maturity of the securities;

- the dividend rates on the Equity Based Underlying or Basket Components or the component stocks underlying the Equity Based Underlying or Basket Components;

- the composition of the Underlying or a Basket Component that is a Fund and any changes to the component stocks or other instruments underlying such Fund;

- the occurrence of certain events to the Underlying or a Basket Component that is a Fund that may or may not require an adjustment to the applicable Share Adjustment Factor;

- if an Underlying or Basket Component is a Reference Stock, the real and anticipated results of operations of the issuer of the Reference Stock;

- if an Underlying or Basket Component is a Reference Stock, actual or anticipated corporate reorganization events, such as mergers and takeovers, which may affect the issuer of the Underlying;

- the currency exchange rate and the volatility of the currency exchange rate between the U.S. dollar and any other currencies relevant to the Underlying or Basket Components;

- interest rates and yields in the market generally;

- geopolitical conditions and economic, financial, political, regulatory or judicial events that affect the Underlying or Basket Components or markets generally;

- supply and demand for the securities; and

- our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Some or all of these factors will influence the price you will receive if you choose to, and are able to, sell your securities prior to maturity. The impact of any of the factors set forth above may enhance or offset some or all of any change resulting from another factor or factors.

You may incur a loss on your investment if you sell your securities in the secondary market prior to maturity.

You should be willing to hold your securities to maturity. If you are able to sell your securities prior to maturity in the secondary market, you may have to sell them at a loss relative to your initial investment even if the level of the Underlying is above the Initial Level at the time of sale.

Investing in the securities is not equivalent to investing in the Underlying or Basket Components.

You may receive a lower return on the securities than you would have received if you had invested directly in the Underlying or Basket Components, the components of the Underlying or Basket Components or contracts relating to the Underlying or Basket Components for which there is an active secondary market.

You should not expect the value of the securities in the secondary market to vary in direct proportion to changes in the level of the Underlying or Basket Components. Even if the level of the Underlying or Basket Components increases or decreases during the term of the securities, the value of the securities may not increase or decrease by the same amount.

Your return on the securities, if any, generally will not reflect any payments made with respect to any component underlying any Indices or Funds.

Your return on the securities, if any, will not reflect the return you would realize if you actually owned the components underlying any Indices or Funds and received payments made with respect to such components. This is because the calculation agent will calculate the amount payable to you at maturity by reference to the Closing Level(s) on the Valuation Date(s). The Closing Level(s) of Indices and Funds generally reflect the prices of the components as calculated in the relevant Index or Fund without taking into consideration the value of any payments to holders of those components.

There are certain indices, generally referred to as total return indices, that include distributions paid on the index components in the index return. If any Index (or index which underlies a Fund) is described as a total return index with distribution reinvestment, all or a percentage of the distributions paid on the components underlying such Index (or index which underlies a Fund) are deemed to be reinvested in such Index (or index which underlies a Fund), so that the level of such Index (or index which underlies a Fund) would include such distributions.

Changes in the values of the Basket Components may offset each other.

Price movements in the Basket Components may not correlate with each other. At a time when the values of one or more of the Basket Components increase, the values of one or more of the other Basket Components may not increase as much or may decline. Therefore, in calculating the Underlying Return, increases in the value of one or more of the Basket Components may be moderated, offset or more than offset, by lesser increases or declines in the value of the other Basket Components, particularly if the Basket Components that appreciate are of relatively low weight in the Basket.

The Basket Components may not be equally weighted.

If the securities are linked to a Basket, the Basket Components may have different weights in determining the performance of the Basket. In such case, a negative performance by a Basket Component with a greater weighting will have a greater negative impact on the performance of the Basket than if the Basket Components were equally weighted.

Movements in the Basket Components may or may not be correlated.

High correlation of movements in the Basket Components during periods of negative returns among the Basket Components could have an adverse affect on your return on your investment at maturity. However, the movements of the Basket Components may be or become uncorrelated in the future. Accordingly, at a time when the value of one or more of the Basket Components increases, the value of the other Basket Components may not increase as much or may decline.

Concentration risks may adversely affect the value of the securities.

If the Underlying or Basket Components are concentrated in a single or a limited number of industry or commodity sectors or geographical regions, you will not benefit, with respect to the securities, from the advantages of a diversified investment and will bear the risks of a concentrated investment, including the risk of greater volatility than may be experienced in connection with a diversified investment. You should be aware that other investments may be more diversified than the securities in terms of the number and variety of industry or commodity sectors or geographical regions.

The Sponsor may adjust the Underlying or Basket Component in ways that affect the level of the Underlying or Basket Component, and the Sponsor has no obligation to consider your interests.

The Sponsor is responsible for calculating and maintaining the Underlying or Basket Component. The Sponsor can add, delete or substitute the components underlying the Underlying or Basket Component or make other methodological changes that could change the level of the Underlying or Basket Component. You should realize that the changing of components included in the Underlying or Basket Component may affect the Underlying or Basket Component, as a new or different component may perform significantly better or worse than those it replaces. Additionally, the Sponsor may alter, discontinue or suspend calculation or dissemination of the Underlying or Basket Component. Any of these actions could adversely affect the value of the securities. The Sponsor has no obligation to consider your interests in calculating or revising the Underlying or Basket Component.

In the case of a Fund, the performance of the Fund may not correlate with the performance of the index on which the Fund may be based.

Unless otherwise specified in the relevant pricing supplement, when a Fund is designed to track an index using either a representative sampling strategy or a replication or indexing strategy, the Fund may not hold all or substantially all of the securities, commodities, futures contracts or other assets included in its tracked index. Unless otherwise specified in the relevant pricing supplement, the investment adviser of the Fund may invest a portion of the Fund's assets in securities not included in the tracked index, such as shares of money market funds affiliated with or advised by the investment adviser. Therefore, the performance of the Fund is generally linked, in part, to assets other than the securities, commodities, futures contracts or other assets included in its tracked index. It is also possible that the Fund may in certain circumstances diverge significantly from the performance of the Index due to the temporary unavailability of certain securities, commodities, futures contracts or other assets in the secondary market. In addition, the performance of a Fund will reflect additional transaction costs and fees that are not included in the calculation of its tracked index. Finally, because the shares of a Fund may be traded on a securities exchange and may be subject to market supply and investor demand, the value of one share of a Fund may differ from the net asset value per share of the Fund.

For all of the foregoing reasons, the performance of a Fund that is designed to track an index may not correlate with the performance of its tracked index. Consequently, the return on the securities will not be the same as investing directly in any Fund or the securities, commodities, futures contracts or other assets held by any Fund or included in any relevant tracked index.

In the case of a Fund, the policies of the Sponsor of the Fund and changes that affect the Fund or any index that the Fund seeks to track could adversely affect the return on your securities and their value.

If the securities are linked to a Fund, the policies of a Sponsor of a Fund concerning the calculation of the Fund's net asset value, additions, deletions or substitutions of securities, commodities, futures contracts or other assets or financial measures underlying the Fund, substitution of the tracked index and the manner in which changes affecting any tracked index are reflected in the Fund could affect the price of the shares of the Fund and, therefore, the return on your securities and their value before that date. The return on your securities and their value could also be affected if the Sponsor of a Fund changes these policies, for example, by changing the manner in which it calculates the Fund's net asset value, or if the Sponsor of a Fund discontinues or suspends calculation or publication of the Fund's net asset value, in which case it may become difficult to determine the value of the securities. If events such as these occur or if the Closing Level of the Fund is not available on any Valuation Date because of a Market Disruption Event (as defined below) or for any other reason, the calculation agent may determine the Closing Level of the Fund on the relevant Valuation Date and the Payment at Maturity in a manner it considers appropriate in its sole discretion. We describe the discretion that the calculation agent will have in determining the Closing Level(s) on the Valuation Date(s) and the Payment at Maturity more fully below and in the accompanying pricing supplement.

Fluctuation of net asset value.

The net asset value of a Fund may fluctuate with changes in the value of such Fund's securities holdings. The price of the Fund may fluctuate in accordance with changes in its net asset value and supply and demand on the applicable stock exchange. In addition, the price of the Fund may differ from its net asset value per share and the Fund may trade at, above or below its net asset value per share.

Anti-dilution protection is limited, and the calculation agent may make adjustments in addition to, or that differ from, those set forth in this product supplement.

If the securities are linked to a Fund or Reference Stock, the calculation agent will make adjustments to the Share Delivery Amount, the Share Adjustment Factor applicable to a Fund or the Stock Adjustment Factor applicable to a Reference Stock for certain events affecting the relevant Fund or Reference Stock. The calculation agent is not required, however, to make adjustments in response to all events that could affect the shares of the Fund or Reference Stock. If such an event occurs that does not require the calculation agent to make an adjustment, the value of the securities may be materially and adversely affected.

In addition, you should be aware that the calculation agent may, at its sole discretion, make adjustments to the relevant Share Adjustment Factor, Stock Adjustment Factor, Share Delivery Amount or any other terms of the securities that are in addition to, or that differ from, those described in this product supplement to reflect changes occurring in relation to the Fund, Reference Stock or any other security received in a reorganization event in circumstances where the calculation agent determines that it is appropriate to reflect those changes to ensure an equitable result. Any alterations to the specified anti-dilution adjustments for a Fund, Reference Stock or any other security received in a reorganization event, described in this product supplement may be materially adverse to investors in the securities. You should read "Description of Securities — Anti-Dilution Adjustments" in order to understand the adjustments that may be made to the securities.

You will not have rights of owners of a Reference Stock (or, if the Reference Stock is an ADS, the equity security underlying the ADS) or components included in an Index or Fund.

As a holder of the securities, you will not have voting rights or rights to receive dividends or other distributions or other rights that holders of the Underlying, Basket Components or components included in an Underlying or Basket Component would have. If the securities are linked to non-U.S. equity securities issued through depositary arrangements like ADSs, you will not have the rights of owners of such ADSs or the equity securities underlying the ADSs.

In some circumstances, the payment you receive on the securities may be based on the common stock of another company and not the Underlying or Basket Component.

Following certain corporate events relating to an Underlying or Basket Component that is a Reference Stock, where its issuer is not the surviving entity, the amount of Contingent Coupon payable, whether the securities will be automatically called (if applicable) and the Payment at Maturity may be based on the common stock of a successor to the Underlying or Basket Component issuer or any cash or any other assets distributed to holders of the Underlying or Basket Component in such corporate event. The occurrence of these corporate events and the consequent adjustments may materially and adversely affect the value of the securities. We describe the specific corporate events that can lead to these adjustments and the procedures for selecting alternative property to deliver in the section of this product supplement called "Description of Securities — Anti-Dilution Adjustments for Reference Stock."

One of our affiliates may serve as the depositary for American Depositary Shares.

One of our affiliates may serve as depositary for some foreign companies that issue ADSs. If the Underlying or a Basket Component is an ADS, and one of our affiliates serves as depositary for such ADSs, the interests of our affiliate, as depositary for the ADSs, may be adverse to your interests as a holder of the securities.

There are important differences between the rights of holders of ADSs and the rights of holders of the equity securities of the foreign company.

If your securities are linked to the performance of an ADS, you should be aware that your securities are linked to the price of the ADS and not the underlying equity security, and there exist important differences between the rights of holders of ADSs and the underlying equity security. Each ADS is a security evidenced by American depositary receipts that represents a specified number of shares of the common equity of a foreign issuer. Generally, ADSs are issued under a deposit agreement which sets forth the rights and responsibilities of the depositary, the foreign issuer and holders of the ADSs, which may be different from the rights of holders of common shares of the foreign issuer. For example, the foreign issuer may make distributions in respect of its common shares that are not passed on to the holders of its ADSs. Any such differences between the rights of holders of the ADSs and holders of the corresponding common shares may be significant and may materially and adversely affect the value of the securities linked to such ADSs.

The securities may be subject to non-U.S. securities markets risk.

An Equity Based Underlying or Basket Component may be (a) an Index or Fund that includes component stocks that are issued by non-U.S. companies in non-U.S. securities markets, (b) a Reference Stock issued by a non-U.S. company in non-U.S. securities markets, or (c) an ADS, the underlying shares of which are issued by a non-U.S. company in non-U.S. securities markets. An investment in securities linked directly or indirectly to the value of securities issued by non-U.S. companies involves particular risks. Generally, non-U.S. securities markets may be more volatile than U.S. securities markets, and market developments may affect non-U.S. markets differently from U.S. securities markets. Direct or indirect government intervention to stabilize these non-U.S. markets, as well as cross shareholdings in non-U.S. companies, may affect trading prices and volumes in those markets. There is generally less publicly available information about non-U.S. companies than about those U.S. companies that are subject to the reporting requirements of the Securities and Exchange Commission (the "**SEC**"), and non-U.S. companies are subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to U.S. reporting companies. Securities prices in non-U.S. countries are subject to political, economic, financial and social factors that may be unique to the particular country. These factors, which could negatively affect the non-U.S. securities markets, include the possibility of recent or future changes in the non-U.S. government's economic and fiscal policies, the possible imposition of, or changes in, currency exchange laws or other non-U.S. laws or restrictions applicable to non-U.S. companies or investments in non-U.S. equity securities and the possibility of fluctuations in the rate of exchange between currencies. Moreover, certain aspects of a particular non-U.S. economy may differ favorably or unfavorably from the U.S. economy in important respects, such as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency. Finally, it will likely be more costly and difficult to enforce the laws or regulations of a non-U.S. country or exchange.

The value of the securities may be subject to emerging markets risk.

The value of the securities may be subject to the political and economic risks of emerging market countries through certain Underlyings or Basket Components. An Underlying or Basket Component may be linked to companies that are located in emerging market countries and whose securities trade on the exchanges of emerging market countries or may be linked to commodities produced in emerging market countries that are more exposed to the risk of swift political change and economic downturns than their industrialized counterparts. If the Underlying or a Basket Component is a Reference Stock or, if the Underlying or Basket Component is an ADS, the equity security underlying an ADS may be located in one or more emerging market countries and whose securities trade on one or more exchanges of emerging market countries. In recent years, some emerging markets have undergone significant political, economic and social upheaval. Such far-reaching changes have resulted in constitutional and social tensions and, in some cases, instability and reaction against market reforms has occurred. With respect to any emerging market nation, there is the possibility of nationalization, expropriation or confiscation, political changes, government regulation and social instability. Future political changes may adversely affect the economic conditions of an emerging market nation. Political or economic instability could affect whether the securities will be automatically called (if applicable), the value of the securities, the amount of Contingent Coupon payable and the Payment at Maturity.

If the prices of the components underlying an Underlying or Basket Component are converted into U.S. dollars or another reference currency for purposes of calculating the level of such Underlying or Basket Component, the securities will be subject to currency exchange rate risk.

If the prices of the components underlying an Underlying or Basket Component are converted into U.S. dollars or another reference currency for purposes of calculating the level of the Underlying or Basket Components, holders of the securities will be exposed to currency exchange rate risk with respect to each of the currencies represented in the Underlying or Basket Components calculated in that manner. An investor's net exposure will depend on the extent to which the currencies represented in such an Underlying or Basket Component strengthen or weaken against the reference currency and the relative weight of each relevant currency represented in the overall Underlying or Basket Component. If, taking into account such weighting, the reference currency strengthens against the component currencies as a whole, the level of the relevant Underlying or Basket Component will be adversely affected and the value of the securities may be reduced. Additionally, the volatility and/or the correlation (including the direction and the extent of such correlation) of the exchange rates between the reference currency and the currencies represented in the Underlying or Basket Components could affect the value of the securities.

If the components underlying an Underlying or Basket Component are traded in currencies other than U.S. dollars and are *not* converted into U.S. dollars for purposes of calculating the level of such Underlying or Basket Component, the Underlying Return may not be adjusted for changes in exchange rates related to the U.S. dollar.

If the components underlying an Underlying or Basket Component are traded in currencies other than U.S. dollars and are *not* converted into U.S. dollars for purposes of calculating the level of such Underlying or Basket Component, unless the securities specifically include foreign currency exposure, the amount payable in U.S. dollars on the securities at maturity will not be adjusted for changes in the exchange rates between the U.S. dollar and any of the currencies in which the components underlying the Underlying or Basket Component are denominated, and, consequently, you would not receive the possible benefits of favorable net changes in such exchange rates. The Payment at Maturity will be determined solely in accordance with the procedures set forth under "Description of Securities — Payment at Maturity" or in the applicable pricing supplement.

If the securities are linked to a Currency Based Underlying, Basket Component or to the performance of an ADS, your investment will be directly exposed to currency exchange rate risk.

If the securities include a Currency Based Underlying or Basket Component, the return you receive on the securities will be directly linked to currency exchange rate risk. Furthermore, there are significant currency exchange rate risks related to an investment in a security that is linked to an ADS, which is quoted and traded in U.S. dollars, representing an equity security that is quoted and traded in a foreign currency. Changes in the exchange rate between the U.S. dollar and a foreign currency may affect the U.S. dollar equivalent of the price of the underlying equity security on non-U.S. securities markets and, as a result, may affect the price of the ADS, which may consequently affect the value of the securities. The ADSs, which are quoted and traded in U.S. dollars, may trade differently from its underlying equity security.

Of particular importance to currency exchange rate risk are:

- existing and expected rates of inflation;
- existing and expected interest rate levels;
- political, civil or military unrest;
- the balance of payments between countries;
- the extent of governmental surpluses or deficits in the countries represented in the Underlying or Basket Components and the United States of America; and
- for ADSs, the volatility of the exchange rate between the U.S. dollar and the currency of the underlying equity security.

All of these factors are in turn sensitive to the monetary, fiscal and trade policies pursued by the governments of the countries represented in the Underlying or Basket Components, the United States and other countries important to international trade and finance.

Currency markets may be volatile.

Currency markets may be highly volatile, particularly in relation to emerging or developing nations' currencies, and, in certain market conditions, also in relation to developed nations' currencies. Significant changes, including changes in liquidity and prices, can occur in such markets within very short periods of time. Foreign currency risks include, but are not limited to, convertibility risk, market volatility and the potential impact of actions taken by governments, which may include the regulation of exchange rates or foreign investments, the imposition of taxes, the issuance of new currency to replace an existing currency or the evaluation or revaluation of a currency. These factors may affect the level of any Currency Based Underlying or Basket Component or any Underlying or Basket Component that has foreign currency exposure and, therefore, the value of your securities in varying ways.

The recent global financial crisis or any future financial crisis can be expected to heighten currency exchange risk.

In periods of financial turmoil, capital can move quickly out of regions that are perceived to be more vulnerable to the effects of the crisis than others, with sudden and severely adverse consequences to the currencies of those regions. In addition, governments around the world, including the U.S. government and governments of other major world currencies, have recently made, and may be expected to continue to make, very significant interventions in their economies, and sometimes directly in their currencies. Such interventions affect currency exchange rates globally. Further interventions, other government actions or suspensions of actions, as well as other changes in government economic policy or other financial or economic events affecting the currency markets, may cause currency exchange rates to fluctuate sharply in the future, which could have a material adverse effect on the level of any Currency Based Underlying or Basket Component or any Underlying or Basket Component that has foreign currency exposure, and therefore, the value of the securities.

We do not control the Underlying or Basket Components or the components underlying the Underlying or Basket Components nor are we affiliated with the issuer of the Underlying or Basket Component, unless otherwise stated in the relevant pricing supplement.

Except as we may otherwise describe in the relevant pricing supplement, we will not be affiliated with any Sponsor or issuer of, or any of the companies whose stocks are included in, the Underlying or Basket Components. As a result, we will have no ability to control the actions of such Sponsor, issuer or companies, including actions that could affect the value of the components included in the Underlying or Basket Components or your securities. Except as we may otherwise describe in the relevant pricing supplement, none of the money you pay us will go to the Sponsor (except where we are the Sponsor), the issuer of a Reference Stock or any of the companies included in the Underlying or Basket Components. The Sponsor, issuer of a Reference Stock and those companies included in the Underlying or Basket Component will not be involved in the offering of the securities in any way and will not have any obligation to consider your interests as a holder of the securities in taking any actions that might affect the value of your securities. In the case of an Equity Based Underlying or Basket Component with stock components, none of the money you pay us will go to any of the companies that may be included in an Underlying or Basket Component, and such companies will not be involved in the offering of the securities in any way nor will such companies have any obligation to consider your interests as a holder of the securities in taking any actions that might affect the value of the securities.

We or our affiliates may have economic interests that are adverse to those of the holders of the securities.

We and our affiliates trade the Underlying or Basket Components or the components underlying any Underlying or Basket Component and other financial instruments related to the Underlying or Basket Component and its components on a regular basis, for our or their accounts and for other accounts under our or their management. We and our affiliates may also underwrite or assist unaffiliated entities in the issuance or underwriting of an Equity Based Underlying or Basket Component and may issue or underwrite or assist unaffiliated entities in the issuance or underwriting of other securities or financial instruments linked to the Underlying or Basket Components. To the extent that we or one of our affiliates serves as issuer, agent or underwriter for such securities or financial instruments, our or their interests with respect to such products may be adverse to those of the holders of the securities. Any of these trading activities could potentially affect the level of the Underlying or Basket Components and, accordingly, could affect whether the securities will be automatically called (if applicable), the value of the securities, the amount of Contingent Coupon payable and the Payment at Maturity.

We or our affiliates may currently or from time to time engage in business with companies whose stocks are, or are included in, an Equity Based Underlying or Basket Component, including extending loans to, making equity investments in, or providing advisory services to, them, including merger and acquisition advisory services. In the course of this business, we or our affiliates may acquire non-public information about the companies, and we will not disclose any such information to you.

Trading and other transactions by us or our affiliates may impair the value of the securities.

We or one or more of our affiliates expect to hedge the exposure from the securities by entering into various derivative transactions, such as over-the-counter options or exchange-traded instruments. Such trading and hedging activities may affect the price of the components included in the Underlying or Basket Components and/or the level of the Underlying or Basket Component, and therefore, make it less likely that you will receive a positive return on your investment in the securities. It is possible that we or our affiliates could receive substantial returns from these hedging activities while the value of the securities declines. We or our affiliates may also engage in trading in instruments linked to the Underlying or Basket Components on a regular basis as part of its general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for customers, including block transactions. We or our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to the Underlying or Basket Components. By introducing competing products into the marketplace in this manner, we or our affiliates could adversely affect the value of the securities. Any of the foregoing activities described in this paragraph may reflect trading strategies that differ from, or are in direct opposition to, investors' trading and investment strategies related to the securities.

Our actions as calculation agent may adversely affect the value of the securities.

Deutsche Bank AG, London Branch will act as the calculation agent. The calculation agent will determine, among other things, the Initial Level, the Final Level, the Closing Level(s), the Intraday Level(s), the Underlying Return, the Contingent Coupon, if any, payable on any Coupon Payment Date, the Payment at Maturity on the securities and the amount due with respect to the securities if the securities are accelerated following a Commodity Hedging Disruption Event. For Currency Based Underlyings or Basket Components, if Early Redemption is specified, the calculation agent will also be responsible for determining whether an Early Redemption Event (as defined below) has occurred. The calculation agent will also be responsible for determining whether the condition for an Automatic Call (if applicable) has been met, whether a Knock-Out Event has occurred, whether a Market Disruption Event has occurred, whether an Underlying or Basket Component has been discontinued, whether there has been a material change in the method of calculation of any Underlying or Basket Component and whether or not any adjustments to the Share Adjustment Factor, the Stock Adjustment Factor and/or the Share Delivery Amount should be made, including those in addition to, or that differ from, those set forth in this product supplement. In performing these duties, we may have interests that are adverse to the interests of the holders of the securities, which may adversely affect your return on the securities, particularly where we, as the calculation agent, are entitled to exercise discretion. See the sections of this product supplement called "Description of Securities — Adjustments to Valuation Dates and Payment Dates;" "Description of Securities — Early Redemption;" "Description of Securities — Discontinuance of an Index; Alteration of Method of Calculation;" "Description of Securities — Discontinuance of a Fund and/or its Tracked Index; Alteration of Method of Calculation" and "Description of Securities — Anti-Dilution Adjustments." There can be no assurance that any determinations made by Deutsche Bank AG, London Branch in these capacities will not adversely affect the value of the securities. Because determinations made by Deutsche Bank AG, London Branch as the calculation agent for the securities may adversely affect whether the securities will be automatically called (if applicable), the amount of Contingent Coupon payable and the Payment at Maturity, potential conflicts of interest exist between Deutsche Bank AG, London Branch and you, as a holder of the securities.

Deutsche Bank AG, its affiliates and agents may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding the securities. Any such research, opinions or recommendations could adversely affect the level of the Underlying or Basket Components to which the securities are linked or the value of the securities.

Deutsche Bank AG, its affiliates and agents may publish research from time to time on financial markets and other matters that could adversely affect the value of the securities, or express opinions or provide recommendations that are inconsistent with purchasing or holding the securities. Deutsche Bank AG, its affiliates and agents may have published research or other opinions that are inconsistent with the investment view implicit in the securities. Any research, opinions or recommendations expressed by Deutsche Bank AG, its affiliates or agents may not be consistent with each other and may be modified from time to time without notice. You should make your own independent investigation of the merits of investing in the securities and the Underlying or Basket Components to which the securities are linked.

Market disruptions and government actions, including those specifically affecting Deutsche Bank AG, may adversely affect your return.

The calculation agent may, in its sole discretion, determine that a Market Disruption Event has occurred, which may include disruptions or suspensions of trading in the markets as a whole if the calculation agent, in its sole discretion, determines that any of these events prevents us or any of our affiliates from properly hedging our obligations under the securities. For Currency Based Underlyings or Basket Components, these events may also include without limitation: a general inconvertibility event that generally makes it impossible to convert the relevant currency into the relevant reference currency through customary legal channels; a general non-transferability event that generally makes it impossible (a) to deliver the relevant reference currency from accounts inside a relevant currency jurisdiction to accounts outside that relevant currency jurisdiction, or (b) to deliver a relevant currency between accounts inside the relevant currency jurisdiction for such relevant currency or to a party that is a non-resident of the relevant currency jurisdiction for such relevant currency; a default or other similar event with respect to any security or indebtedness of, or guaranteed by, any governmental authority of the relevant currency jurisdiction; any change in the laws or regulations, or official interpretations of such, in the relevant currency jurisdiction in respect of any relevant currency; any nationalization or other action by a relevant governmental authority that deprives Deutsche Bank AG or any of its affiliates of all or substantially all of its assets in the relevant currency jurisdiction; or the inability by Deutsche Bank AG or any of its affiliates, after using commercially reasonable efforts, to acquire, establish, re-establish, substitute, maintain, unwind, or dispose of any hedge position relating to the securities.

Upon the occurrence of one of these events, or another event that is included as a Market Disruption Event, it is possible that one or more of the Valuation Dates and the Maturity Date will be postponed. It is also possible that, upon the occurrence of any of these events, the calculation agent will determine the Closing Level of an Underlying or Basket Component as set forth under "Description of Securities — Adjustments to Valuation Dates and Payment Dates," and such Closing Level may differ substantially from the published closing level of such Underlying or Basket Component in the absence of such events. As a result, any such Market Disruption Event may adversely affect your return. Thus, the amount you receive at maturity may be less or significantly less than your initial investment and may be zero.

For Currency Based Underlyings or Basket Components, if the securities are subject to Early Redemption, the return on your securities may be reduced and you may lose some or all of your initial investment in such circumstances.

For Currency Based Underlyings or Basket Components, if specified in the relevant pricing supplement, the securities will be subject to Early Redemption in the event that the calculation agent determines that one of the following events has occurred: a general inconvertibility event that generally makes it impossible to convert the relevant currency into the relevant reference currency through customary legal channels; a general non-transferability event that generally makes it impossible (a) to deliver the relevant reference currency from accounts inside a relevant currency jurisdiction to accounts outside that relevant currency jurisdiction, or (b) to deliver a relevant currency between accounts inside the relevant currency jurisdiction for such relevant currency or to a party that is a non-resident of the relevant currency jurisdiction for such relevant currency; any change in laws or regulations, or official interpretations of such, in the relevant currency jurisdiction in respect of any relevant currency; or inability of Deutsche Bank AG or any of its affiliates, after using commercially reasonable efforts, to acquire, establish, re-establish, substitute, maintain, unwind, or dispose of any hedge position relating to the securities. In such circumstances, we may redeem the securities prior to maturity and the amount that we pay you may be less or significantly less than your initial investment.

Holdings of the securities by our affiliates and future sales may affect the price of the securities.

Certain of our affiliates may purchase some of the securities for investment. As a result, upon completion of an offering, our affiliates may own up to approximately 10% of the securities offered in that offering. Circumstances may occur in which our interests or those of our affiliates could be in conflict with your interests. In addition, if a substantial portion of the securities held by our affiliates were to be offered for sale in the secondary market, if any, following such an offering, the market price of the securities may fall. The negative effect of such sales on the prices of the securities could be more pronounced if secondary trading in the securities is limited or illiquid.

Suspension or disruptions of market trading in the commodity and related futures markets may adversely affect the return on commodity-linked securities.

The commodity markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention. In addition, U.S. futures exchanges and some foreign exchanges have regulations that limit the amount of fluctuation in futures contract prices that may occur during a single Business Day. These limits are generally referred to as "daily price fluctuation limits" and the maximum or minimum price of a contract on any given day as a result of these limits is referred to as a "limit price." Once the limit price has been reached in a particular contract, no trades may be made at a different price. Limit prices have the effect of precluding trading in a particular contract or forcing the liquidation of contracts at disadvantageous times or prices. These circumstances could adversely affect the level of a Commodity Based Underlying or Basket Component and, therefore, the return on the securities.

If the liquidity of the Underlying or Basket Component or its components is limited, the securities would likely be impaired.

Commodities and derivatives contracts on commodities may be difficult to buy or sell, particularly during adverse market conditions. Reduced liquidity on the relevant Valuation Date would likely have an adverse effect on the value of the Underlying or Basket Component and, therefore, on the return, if any, on your securities. Limited liquidity relating to the components of an Index or Fund may also result in the Index publisher or Sponsor of a Fund being unable to determine the value of the Index or Fund using its normal means. The resulting discretion by the Index publisher or Sponsor of a Fund in determining the value could adversely affect the value of the securities.

A Commodity Hedging Disruption Event may result in acceleration of the securities.

If a Commodity Hedging Disruption Event (as defined below) occurs, we will have the right to accelerate the payment on your securities prior to maturity. The amount due and payable on the securities upon such early acceleration will be determined in good faith and in a commercially reasonable manner by the calculation agent. If the payment on your securities is accelerated, your investment may result in a loss and you may not be able to reinvest the proceeds in a comparable investment.

Commodity futures contracts are subject to uncertain legal and regulatory regimes, which may adversely affect the level of a Commodity Based Underlying or Basket Component and the value of the securities.

The commodity futures contracts that may comprise Commodity Based Underlyings or Basket Components are subject to legal and regulatory regimes in the United States and, in some cases, in other countries that may change in ways that could adversely affect our ability to hedge our obligations under the securities. The effect on the value of the securities of any future regulatory change is impossible to predict, but could be substantial and adverse to your interest. For example, the Dodd-Frank Wall Street Reform and Consumer Protection Act, which was enacted on July 21, 2010, requires the Commodity Futures Trading Commission (the "**CFTC**") to establish limits on the amount of positions that may be held by any person in commodity futures contracts, options on such futures contracts and swaps that are economically equivalent to such contracts. On October 18, 2011, the CFTC adopted limits that will apply to a person's combined futures, options and swaps position in any one of 28 physical commodities and economically equivalent futures, options and swaps. The limits apply across affiliated and controlled entities and accounts and do not provide an exemption for financial hedging. These limits will be phased in generally beginning in 2012. Such rules may cause us or our affiliates to be unable to effect transactions necessary to hedge our obligations under the securities, in which case we may, in our sole and absolute discretion, accelerate the payment on your securities early and pay you an amount determined in good faith and in a commercially reasonable manner by the calculation agent. If the payment on your securities is accelerated, your investment may result in a loss and you may not be able to reinvest the proceeds in a comparable investment. We may also decide, or be forced, to sell a portion, possibly a substantial portion, of our hedge position in such Commodity Based Underlying or Basket Components or futures contracts underlying such Commodity Based Underlying or Basket Components. Other market participants are subject to the same regulatory issues and may decide, or be required to, sell their positions in such Commodity Based Underlying or Basket Components or futures contracts underlying such Commodity Based Underlying or Basket Components. While the effect of these or other regulatory developments are difficult to predict, if such broad market selling were to occur, it would likely lead to declines, possibly significant declines, in the level of the Commodity Based Underlying or Basket Components or the price of such futures contracts underlying the Commodity Based Underlying or Basket Components and therefore, the value of the securities.

The prices of components underlying Commodity Based Underlyings or Basket Components may change unpredictably.

Market prices of components underlying Commodity Based Underlyings or Basket Components may fluctuate rapidly based on numerous factors, including changes in supply and demand relationships; weather; trends in agriculture; trade, fiscal, monetary and exchange control programs; domestic and foreign political and economic events and policies; disease, pestilence and technological developments; changes in interest rates, whether through governmental action or market movements; currency exchange rates; volatility from speculative activities; the development, availability and/or decrease in price of substitutes; monetary and other governmental policies, action and inaction; macroeconomic or geopolitical and military events, including political instability in some oil-producing countries or other countries in which the production of particular commodities may be concentrated; and natural or nuclear disasters. These factors may affect the values of a Commodity Based Underlying or Basket Component or its components and the value of the securities in varying ways, and different factors may cause the value of the components, and the volatilities of their prices, to move in inconsistent directions at inconsistent rates. Additionally, certain Commodity Based Underlyings or Basket Components may be concentrated in only a few, or even a single industry (*e.g.*, energy). These Commodity Based Underlyings or Basket Components and their components are likely to be more volatile than those comprised of a variety of commodities.

For Commodity Based Indices or Funds that include futures contracts, the absence of backwardation or presence of contango in the markets for such futures contracts will adversely affect the value of the Commodity Based Indices or Funds.

For Commodity Based Indices or Funds that include futures contracts, as such futures contracts near expiration, they are replaced by contracts that have a later expiration. Thus, for example, a contract purchased and held in January may specify a March expiration. As that contract nears expiration, it may be replaced by selling the March contract and purchasing the contract expiring in June. This process is referred to as "rolling." Historically, the prices of some futures contracts have frequently been higher for contracts with shorter-term expirations than for contracts with longer-term expirations, which is referred to as "backwardation." In these circumstances, absent other factors, the sale of the March contract would take place at a price that is higher than the price at which the June contract is purchased, thereby creating a gain in connection with rolling. While certain futures contracts included in Commodity Based Indices or Funds have historically exhibited consistent periods of backwardation, backwardation will likely not exist in these markets at all times. The absence of backwardation in the markets for these futures contracts will adversely affect the values of such Commodity Based Indices or Funds and, accordingly, decrease the value of the securities. Conversely, some futures contracts included in Commodity Based Indices or Funds have historically exhibited "contango" markets rather than backwardation. Contango markets are those in which the prices of contracts are higher in the distant delivery months than in the nearer delivery months due to the costs of long-term storage of a physical commodity prior to delivery or other factors. The presence of contango in the markets for these futures contracts will adversely affect the values of such Commodity Based Indices or Funds and, accordingly, decrease the value of the securities.

The securities are not regulated by the Commodity Futures Trading Commission.

The net proceeds to be received by us from the sale of the securities will not be used to purchase or sell any commodity futures contracts or options on futures contracts for your benefit. An investment in the securities thus neither constitutes an investment in futures contracts, options on futures contracts nor a collective investment vehicle that trades in these futures contracts (i.e., the securities will not constitute a direct or indirect investment by you in the futures contracts), and you will not benefit from the regulatory protections of the CFTC. Among other things, this means that we are not registered with the CFTC as a futures commission merchant and you will not benefit from the CFTC's or any other non-U.S. regulatory authority's regulatory protections afforded to persons who trade in futures contracts on a regulated futures exchange through a registered futures commission merchant. For example, the price you pay to purchase securities will be used by us for our own purposes and will not be subject to customer funds segregation requirements provided to customers that trade futures on an exchange regulated by the CFTC.

Unlike an investment in the securities, an investment in a collective investment vehicle that invests in futures contracts on behalf of its participants may be subject to regulation as a commodity pool and its operator may be required to be registered with and regulated by the CFTC as a commodity pool operator, or qualify for an exemption from the registration requirement. Because the securities will not be interests in a commodity pool, the securities will not be regulated by the CFTC as a commodity pool, we will not be registered with the CFTC as a commodity pool operator and you will not benefit from the CFTC's or any non-U.S. regulatory authority's regulatory protections afforded to persons who invest in regulated commodity pools.

There is substantial uncertainty regarding the U.S. federal income tax consequences of an investment in the securities.

As of the date of this product supplement, there is no direct legal authority regarding the proper U.S. federal income tax treatment of the securities, and we do not plan to request a ruling from the Internal Revenue Service (the "**IRS**"). Consequently, significant aspects of the tax treatment of the securities are uncertain, and the IRS or a court might not agree with the treatment of the securities as prepaid financial contracts that are not debt, with associated contingent coupons, as described in the section of this product supplement entitled "U.S. Federal Income Tax Consequences." If the IRS were successful in asserting an alternative treatment, the tax consequences of your ownership and disposition of the securities could be materially affected. In addition, in 2007 the U.S. Treasury Department and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments. Any Treasury regulations or other guidance promulgated after consideration of these issues could materially affect the tax consequences of an investment in the securities, possibly with retroactive effect.

You should review the discussion under "U.S. Federal Income Tax Consequences" and consult your tax adviser regarding the U.S. federal tax consequences of an investment in the securities, as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

DESCRIPTION OF SECURITIES

*The following description of the terms of the securities supplements the description of the general terms of the securities set forth under the headings "Description of Notes" in the accompanying prospectus supplement and "Description of Debt Securities" in the accompanying prospectus. A separate pricing supplement will describe the terms that apply specifically to the securities, including any changes to the terms specified below; and that pricing supplement and/or an underlying supplement will describe the equity based, commodity based or currency based index or exchange traded fund, reference stock, commodity or basket of such indices, exchange traded funds, reference stocks and/or commodities to which the securities will be linked. Capitalized terms used but not defined in this product supplement have the meanings assigned to them in the accompanying prospectus supplement and prospectus. The term "**security**" refers to one of our securities, or as may be titled in corresponding pricing supplements, Trigger Phoenix Autocallable Optimization Securities linked to an equity based, commodity based or currency based index or exchange traded fund, a reference stock, a commodity or a basket of such indices, exchange traded funds, reference stocks and/or commodities.*

General

The securities are senior unsecured obligations of Deutsche Bank AG that are linked to an equity based, commodity based or currency based index (an "**Index**") or exchange traded fund (a "**Fund**"), a reference stock of an issuer (a "**Reference Stock**"), a commodity (a "**Commodity**") or a basket (a "**Basket**") of such Indices, Funds, Reference Stocks and/or Commodities (each a "**Basket Component**"). Each Index, Fund, Reference Stock, Commodity and Basket will be referred to as an "**Underlying**," as specified in the relevant pricing supplement. As used in this product supplement, the term "**Reference Stock**" includes non-U.S. equity securities issued through depositary arrangements such as American depositary shares ("**ADSs**"). If the Underlying is an ADS, the term "**issuer**" refers to the issuer of the shares underlying the ADS.

The securities are included in a series of notes referred to in the accompanying prospectus supplement for our Global Notes, Series A. The securities will be issued by Deutsche Bank AG under an indenture among us, Law Debenture Trust Company of New York, as trustee, and Deutsche Bank Trust Company Americas, as issuing agent, paying agent and registrar.

Deutsche Bank AG will pay you the applicable contingent coupons (the "**Contingent Coupons**") on the securities under certain circumstances specified in the relevant pricing supplement. The securities do not guarantee the payment of any Contingent Coupons or the return of your initial investment at, or prior to, maturity. Instead, upon an Automatic Call (if applicable), Deutsche Bank AG will pay you a cash payment equal to the Redemption Amount, and, at maturity, Deutsche Bank AG will pay you an amount in cash and/or deliver units of the Underlying, the amount of which will vary depending on the performance of the Underlying and whether or not a Knock-Out Event has occurred, calculated as set forth in the relevant pricing supplement.

The securities are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or by any other governmental agency.

The securities are our senior unsecured obligations and will rank *pari passu* with all of our other senior unsecured obligations, except for obligations required to be preferred by law.

The securities will be issued in denominations that will be specified in the relevant pricing supplement. The securities will be represented by one or more permanent global securities registered in the name of The Depository Trust Company ("**DTC**") or its nominee, as described under "Description of Notes — Form, Legal Ownership and Denomination of Notes" in the prospectus supplement and "Forms of Securities — Global Securities" in the prospectus.

The specific terms of the securities will be described in the relevant pricing supplement. The terms described in that document should be read as supplementing those described herein, in the relevant underlying supplement and in the accompanying prospectus and prospectus supplement. If the terms described in the relevant pricing supplement are inconsistent with those described herein, in the relevant underlying supplement or in the accompanying prospectus or prospectus supplement, the terms described in the relevant pricing supplement will control.

We will irrevocably deposit with DTC no later than the opening of business on the applicable date or dates funds sufficient to make payments of the amount payable with respect to the securities on such date. We will give DTC irrevocable instructions and authority to pay such amount to the holders of the securities entitled thereto.

Subject to the foregoing and to applicable law (including, without limitation, United States federal laws), we or our affiliates may, at any time and from time to time, purchase outstanding securities by tender, in open market transactions or by private agreement.

Certain Defined Terms

Each term listed below has the meaning given to it for the purpose of this product supplement and the relevant pricing supplement, unless the context otherwise requires or the relevant pricing supplement gives the term a different meaning.

Automatic Call means, if specified in the relevant pricing supplement, the securities will be called if the Closing Level or Intraday Level, as applicable, on any Call Date set forth in the relevant pricing supplement is greater than, or if specified in the relevant pricing supplement, greater than or equal to, the Call Level.

Averaging Dates means the dates specified in the relevant pricing supplement, subject to adjustment as described below under "— Adjustments to Valuation Dates and Payment Dates." If Averaging Dates are specified, the Final Level will be determined on the last Averaging Date, which we refer to as the "**Final Averaging Date.**"

Buffer Amount means a percentage which will be specified, if applicable, in the relevant pricing supplement. In the relevant pricing supplement, the Buffer Amount may be referred to as the "Buffer Level."

Business Day means, unless otherwise specified in the relevant pricing supplement, any day other than a day that (i) is a Saturday or Sunday, (ii) is a day on which banking institutions generally in the City of New York or London, England are authorized or obligated by law, regulation or executive order to close or (iii) is a day on which transactions in dollars are not conducted in the City of New York or London, England.

Call Date(s) means one or more dates on which the securities may be subject to an Automatic Call as set forth in the relevant pricing supplement, subject to adjustment as described below under "— Adjustments to Valuation Dates and Payment Dates."

Call Level(s) means one or more levels of the Underlying set forth in the relevant pricing supplement.

Call Settlement Date(s) means, unless otherwise specified in the relevant pricing supplement, the third Business Day following the corresponding Call Date, subject to adjustment as described below under "— Adjustments to Valuation Dates and Payment Dates."

Closing Level means:

(a) for a Basket, the level of such Basket, calculated in accordance with the formula set forth in the relevant pricing supplement, on the relevant date of calculation;

(b) for a Commodity, the price of such Commodity on the relevant date of calculation, as defined in the relevant pricing supplement;

(c) for a Fund, the Closing Price of one share of such Fund on the relevant date of calculation, multiplied by the then-current Share Adjustment Factor applicable to the Fund;

(d) for an Index, the official closing level of such Index on the relevant date of calculation; and

(e) for a Reference Stock, the Closing Price of one share of such Reference Stock on the relevant date of calculation, multiplied by the then-current Stock Adjustment Factor applicable to the Reference Stock or adjusted otherwise as described below under "— Anti-Dilution Adjustments for Reference Stock."

Closing Price for one share of a Fund or Reference Stock (or one unit of any other security for which a closing price must be determined) on any Trading Day means:

- if the Fund or Reference Stock (or any such other security) is listed or admitted to trading on a U.S. national securities exchange, the last reported sale price for one share of the Fund or Reference Stock (or any such other security), regular way (or, in the case of the NASDAQ Stock Market, the official closing price), of the principal trading session on such day on the principal U.S. national securities exchange registered under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), on which the Fund or Reference Stock (or any such other security) is listed or admitted to trading; or

- if the Fund or Reference Stock (or any such other security) is listed or admitted to trading on any U.S. national securities exchange but the last reported sale price is not available pursuant to the preceding bullet point, the last reported sale price for one share of the Fund or Reference Stock (or any such other security) of the principal trading session on the over-the-counter market as reported on the OTC Bulletin Board operated by FINRA on such day; or

- if the Fund or Reference Stock (or any such other security) is not listed or admitted to trading on any U.S. national securities exchange but is included in the OTC Bulletin Board, the last reported sale price for one share of the Fund or Reference Stock (or any such other security) of the principal trading session on the OTC Bulletin Board on such day; or

- with respect to any such other security, if such security is issued by a foreign issuer and its closing price cannot be determined as set forth in the three bullet points above, and such security is listed or admitted to trading on a non-U.S. securities exchange or market, the last reported sale price, regular way, of the principal trading session on such day in the primary non-U.S. securities exchange or market on which such security is listed or admitted to trading; or

- otherwise, if none of the above circumstances is applicable, the mean, as determined by the calculation agent, of the bid prices for one share of the Fund or Reference Stock (or any such other security) obtained from as many dealers in such security, but not exceeding three, as will make such bid prices available to the calculation agent.

Commodity means, when referring to an Underlying or Basket Component, a physical commodity, as determined by the calculation agent.

Commodity Based means, when referring to an Underlying or a Basket Component, that the Underlying or Basket Component is a Commodity or tracks commodities or commodity-linked instruments, as determined by the calculation agent.

Conversion Level means a level of the Underlying as specified by in the relevant pricing supplement. In the relevant pricing supplement, the Conversion Level may be referred to as the "Conversion Price."

Currency Based means, when referring to an Underlying or a Basket Component, that the Underlying or Basket Component tracks currencies or currency-linked instruments, as determined by the calculation agent.

Currency Business Day means a day (other than a Saturday or Sunday) on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in New York City and London, England.

Downside Participation Factor means a number or percentage which will be specified, if applicable, in the relevant pricing supplement. In the relevant pricing supplement, the Downside Participation Factor may be referred to as the "Downside Factor" or the "Downside Participation Percentage," as applicable.

Equity Based means, when referring to an Underlying or a Basket Component, that the Underlying or Basket Component is a security or tracks, or is composed of, securities, as determined by the calculation agent.

Exchange Traded Instrument means a futures contract relating to a commodity which is tracked by a Commodity Based Underlying or Basket Component.

Face Amount means the denomination of the security, which may be $10, $100, $1,000 or another amount per security, as specified in the relevant pricing supplement.

Final Basket Level means the Closing Level of the Basket on the Final Valuation Date, or the arithmetic average of the Closing Levels of the Basket on each of the Averaging Dates, or on such other date or dates as specified in the relevant pricing supplement.

Final Commodity Price means the Closing Level of the Commodity on the Final Valuation Date, or the arithmetic average of the Closing Levels of the Commodity on each of the Averaging Dates, or on such other date or dates as specified in the relevant pricing supplement.

Final Fund Price means the Closing Level of the Fund on the Final Valuation Date, or the arithmetic average of the Closing Levels of the Fund on each of the Averaging Dates, or on such other date or dates as specified in the relevant pricing supplement.

Final Index Level means the Closing Level of the Index on the Final Valuation Date, or the arithmetic average of the Closing Levels of the Index on each of the Averaging Dates, or on such other date or dates as specified in the relevant pricing supplement.

Final Level means one of the following, as applicable:

- Final Basket Level
- Final Commodity Price
- Final Fund Price
- Final Index Level
- Final Stock Price

In the relevant pricing supplement, the Final Level may be referred to as the "Final Price."

Final Stock Price means the Closing Level of the Reference Stock on the Final Valuation Date, or the arithmetic average of the Closing Levels of the Reference Stock on each of the Averaging Dates, or on such other date or dates as specified in the relevant pricing supplement.

Final Valuation Date means the date specified in the relevant pricing supplement, subject to adjustment as described below under "— Adjustments to Valuation Dates and Payment Dates."

Initial Basket Level means the Closing Level of the Basket on the Trade Date, or such other level as specified in the relevant pricing supplement.

Initial Commodity Price means the Closing Level of the Commodity on the Trade Date, or such other price as specified in the relevant pricing supplement.

Initial Fund Price means the Closing Level of the Fund on the Trade Date, or such other price as specified in the relevant pricing supplement.

Initial Index Level means the Closing Level of the Index on the Trade Date, or such other level as specified in the relevant pricing supplement.

Initial Level means one of the following, as applicable:

- Initial Basket Level
- Initial Commodity Price
- Initial Fund Price
- Initial Index Level
- Initial Stock Price

In the relevant pricing supplement, the Initial Level may be referred to as the "Initial Price," "Lookback Level" or "Lookback Price," as applicable.

Initial Stock Price means the Closing Level of the Reference Stock on the Trade Date, or such other price as specified in the relevant pricing supplement.

Intraday Level means:

(a) for a Basket, the level of such Basket at the relevant time of calculation, calculated in accordance with the formula set forth in the relevant pricing supplement;

(b) for a Commodity, the price of such Commodity at the relevant time of calculation, as defined in the relevant pricing supplement;

(c) for a Fund, the Intraday Price of one share of such Fund at the relevant time of calculation, multiplied by the then-current Share Adjustment Factor applicable to the Fund;

(d) for an Index, the level of such Index at the relevant time of calculation; and

(e) for a Reference Stock, the Intraday Price of one share of such Reference Stock at the relevant time of calculation, multiplied by the then-current Stock Adjustment Factor applicable to the Reference Stock or adjusted otherwise as described below under "— Anti-Dilution Adjustments for Reference Stock."

Intraday Price for one share of a Fund or Reference Stock (or one unit of any other security for which an Intraday Price must be determined) at any time during any Trading Day (including at the close) means:

- if the Fund or Reference Stock (or any such other security) is listed or admitted to trading on a U.S. national securities exchange, the most recently reported sale price for one share of the Fund or Reference Stock (or any such other security), regular way at such time during the principal trading session on such day on the principal U.S. national securities exchange registered under the Exchange Act, on which the Fund or Reference Stock (or any such other security) is listed or admitted to trading; or

- if the Fund or Reference Stock (or any such other security) is listed or admitted to trading on any U.S. national securities exchange but the most recently reported sale price is not available pursuant to the preceding bullet point, the most recently reported sale price for one share of the Fund or Reference Stock (or any such other security) at such time during the principal trading session on the over-the-counter market as reported on the OTC Bulletin Board operated by FINRA on such day; or

- if the Fund or Reference Stock (or any such other security) is not listed or admitted to trading on any U.S. national securities exchange but is included in the OTC Bulletin Board, the most recently reported sale price for one share of the Fund or Reference Stock (or any such other security) at such time during the principal trading session on the OTC Bulletin Board on such day; or

- with respect to any such other security, if such security is issued by a foreign issuer and its Intraday Price cannot be determined as set forth in the three bullet points above, and such security is listed or admitted to trading on a non-U.S. securities exchange or market, the most recently reported sale price, regular way, at such time during the principal trading session on such day in the primary non-U.S. securities exchange or market on which such security is listed or admitted to trading; or

- otherwise, if none of the above circumstances is applicable, the mean, as determined by the calculation agent, for the bid prices for one share of the Fund or Reference Stock (or such other securities) obtained from as many dealers in such security, but not exceeding three, as will make such bid prices available to the calculation agent.

Issue Price means 100% of the Face Amount, unless otherwise specified in the relevant pricing supplement.

Knock-Out Amount means a percentage which will be specified in the relevant pricing supplement. In the relevant pricing supplement, the Knock-Out Amount may be referred to as the "Knock-In Amount," "Knock-In Buffer Amount" or "Knock-Out Buffer Amount," as applicable.

Knock-Out Event will occur if, unless otherwise specified in the relevant pricing supplement, in the case of Closing Level monitoring, the Closing Level of the Underlying is less than the Initial Level by an amount greater than the Knock-Out Amount on any day during the Monitoring Period, or, in the case of Intraday Level continuous monitoring, if the Intraday Level of the Underlying is less than the Initial Level by an amount greater than the Knock-Out Amount at any time on any day during the Monitoring Period, as applicable.

The relevant pricing supplement will specify whether Closing Level monitoring or Intraday Level continuous monitoring is applicable to the securities. In addition, the relevant pricing supplement may specify an alternate method for monitoring of the Underlying. For example, a Knock-Out Event may occur if the Closing Level or Intraday Level of the Underlying is less than the Initial Level by an amount *equal to* or greater than the Knock-Out Amount. The relevant pricing supplement may also specify that a Knock-Out Event will be determined by Closing Level monitoring only on the Final Valuation Date.

In the relevant pricing supplement, the Knock-Out Event may be referred to as the "Knock-In Event."

Maturity Date means the date specified in the relevant pricing supplement, subject to adjustment as described below under "— Adjustments to Valuation Dates and Payment Dates."

Monitoring Period means, unless otherwise specified in the relevant pricing supplement, the period from (but excluding) the Trade Date to (and including) the Final Valuation Date or the Final Averaging Date, as applicable. In the relevant pricing supplement, the Monitoring Period may be referred to as the "Observation Period."

Payment at Maturity means the payment of cash or delivery of a number of units of the Underlying due at maturity with respect to each security, as described below under "— Payment at Maturity."

Redemption Amount means, upon an Automatic Call, the amount payable in cash per Face Amount of securities equal to the Face Amount.

Relevant Exchange means:

(a) for each Equity Based Underlying or Basket Component separately that is an Index or Fund, the primary organized exchanges or markets of trading for (i) any security then included in, or, for a Fund, any security issued by, such Underlying or Basket Component, or (ii) any futures or options contract or fund related to such

Underlying or Basket Component or to any security then included in, or, for a Fund, any security of, such Underlying or Basket Component;

(b)   for each Equity Based Underlying or Basket Component separately that is a Reference Stock, the primary U.S. exchange or market for trading for the Underlying or Basket Component (or any security for which a Closing Price or Intraday Price must be determined), or with respect to an equity security underlying an ADS, the primary exchange or market for trading for such security, as specified in the relevant pricing supplement; and

(c)   for each Exchange Traded Instrument or Commodity included in a Commodity Based Underlying or Basket Component, the exchange on which the Exchange Traded Instrument or Commodity is traded or its successor,

each as determined by the calculation agent.

Share Adjustment Factor for each Underlying or Basket Component that is a Fund, unless otherwise specified in the relevant pricing supplement, will initially be 1.0, subject to adjustments as described below under "— Anti-Dilution Adjustments for Funds."

Sponsor means the sponsor of the applicable Underlying or Basket Component.

Stock Adjustment Factor for each Underlying or Basket Component that is a Reference Stock, unless otherwise specified in the relevant pricing supplement, will initially be 1.0, subject to adjustments as described below under "— Anti-Dilution Adjustments for Reference Stock."

Trade Date means the date specified in the relevant pricing supplement.

Trading Day means:

(a)   for each Equity Based Underlying or Basket Component separately that is an Index or a Fund, a day, as determined by the calculation agent, on which trading is generally conducted on the Relevant Exchange for the Underlying or Basket Component, notwithstanding any such Relevant Exchange closing prior to its scheduled closing time;

(b)   for each Equity Based Underlying or Basket Component separately that is a Reference Stock, a day, as determined by the calculation agent, on which trading is generally conducted on the Relevant Exchange or, with respect to a security issued by a foreign issuer that is not listed or admitted to trading on a U.S. securities exchange or market, a day, as determined by the calculation agent, on which trading is generally conducted on the primary non-U.S. securities exchange or market on which such security is listed or admitted to trading and, in each case, on which a Market Disruption Event has not occurred; and

(c)   for each Exchange Traded Instrument or Commodity underlying a Commodity Based Underlying or Basket Component separately, a day, as determined by the calculation agent, on which the Relevant Exchange for such Exchange Traded Instrument or Commodity is open for trading during its regular trading session, notwithstanding any such Relevant Exchange closing prior to its scheduled closing time.

Trigger Level means the level specified, if applicable, in the relevant pricing supplement. In the relevant pricing supplement, the Trigger Level may be referred to as the "Threshold Level," "Threshold Price" or Trigger Price," as applicable.

Underlying Return means, unless otherwise specified in the relevant pricing supplement, (a) the Final Level *minus* the Initial Level, *divided by* (b) the Initial Level. In the relevant pricing supplement, the Underlying Return may be referred to as the "Basket Return," "Commodity Return," "Fund Return," "Index Return," "Reference Stock Return" or "Reference Underlying Return," as applicable.

Valuation Date(s) means any Call Date, Trade Date, Final Valuation Date, Averaging Date or other date specified in the pricing supplement on which a level for an Underlying or Basket Component is required to be determined, subject to adjustment as described below under "— Adjustments to Valuation Dates and Payment Dates."

Contingent Coupons

Deutsche Bank AG will pay you the applicable Contingent Coupons on the securities under certain conditions specified in the relevant pricing supplement. Unless otherwise specified in the relevant pricing supplement, for each Coupon Period, the applicable Contingent Coupon per Face Amount of securities will be calculated as follows:

Face Amount x the applicable Contingent Coupon Rate x (Number of Days in the Coupon Period / 360), where the "**Number of Days**" will be calculated on the basis of a year of 360 days with twelve months of thirty days each. Contingent Coupons, if any, will be paid in arrears on the applicable Coupon Payment Date to the holders of record at the close of business on the date three Business Days prior to that Coupon Payment Date, unless otherwise specified in the relevant pricing supplement. If the Maturity Date is also a Coupon Payment Date and the Maturity Date is adjusted as the result of a Market Disruption Event, the Contingent Coupon due on the Maturity Date will be made on the Maturity Date as adjusted, with the same force and effect as if the Maturity Date had not been adjusted, but no additional Contingent Coupon will accrue or be payable as a result of any delayed payment.

"**Contingent Coupon Rate**" means one or more rates per annum, as specified in the relevant pricing supplement.

A "**Coupon Period**" is, unless otherwise specified in the relevant pricing supplement, the period beginning on and including the issue date of the securities and ending on but excluding the first Coupon Payment Date, and each successive period beginning on and including a Coupon Payment Date and ending on but excluding the next succeeding Coupon Payment Date, or as specified in the relevant pricing supplement.

A "**Coupon Payment Date**" will be as specified in the relevant pricing supplement; *provided* that no Coupon Payment Date shall be more than twelve months after the immediately prior Coupon Payment Date or issue date of the securities, as applicable. Unless otherwise specified in the relevant pricing supplement, if any day on which a Contingent Coupon is due is not a Business Day, the payment will be made with the same force and effect on the next succeeding Business Day, but no additional Contingent Coupon will accrue as a result of the delayed payment, and the next Coupon Period will commence as if the payment had not been delayed.

Automatic Call

If specified in the relevant pricing supplement, the securities will be automatically called if the Closing Level or Intraday Level, as applicable, on any Call Date set forth in the relevant pricing supplement is *greater than*, or if specified in the relevant pricing supplement, *greater than* or *equal to*, the Call Level. If the securities are automatically called, you will be entitled to receive the Redemption Amount payable in cash equal to the Face Amount per Face Amount of securities plus any applicable Contingent Coupon. The Call Dates and Call Settlement Dates are subject to adjustment as described below under "— Adjustments to Valuation Dates and Payment Dates." No additional Contingent Coupon will accrue following an Automatic Call.

Payment at Maturity

Unlike ordinary debt securities, the securities do not guarantee the return of your initial investment at maturity. Instead, if the securities have not been automatically called, Deutsche Bank AG will at maturity pay you based on the performance of the Underlying, as described below or as specified in the relevant pricing supplement. Any Payment at Maturity is subject to the credit of the issuer.

The relevant pricing supplement will specify whether Deutsche Bank AG will pay you a cash payment and/or deliver units of the Underlying in satisfaction of the amount owing to you at maturity.

Cash Settlement:

Unless otherwise specified in the relevant pricing supplement, at maturity, Deutsche Bank AG will pay you, in addition to any Contingent Coupon that may be due on the securities, an amount in cash ("**Cash Settlement Amount**") calculated as follows:

If the Underlying Return is positive (applicable only if the Call Level, if applicable, is greater than the Initial Level) or zero:

Deutsche Bank AG will pay you a cash payment at maturity per Face Amount of securities equal to the Face Amount**.**

If the Underlying Return is negative:

- *If a Knock-Out Event has not occurred,* Deutsche Bank AG will pay you a cash payment at maturity per Face Amount of securities equal to the Face Amount.

- ***If a Knock-Out Event has occurred and a Buffer Amount and a Downside Participation Factor do not apply,*** Deutsche Bank AG will pay you a cash payment at maturity per Face Amount of securities equal to:

Face Amount + (Face Amount x Underlying Return)

In this scenario, you will lose 1.00% of your initial investment for every 1.00% the Final Level is less than the Initial Level. Accordingly, excluding any Contingent Coupons paid, you will lose a significant portion or all of your initial investment.

- ***If a Knock-Out Event has occurred and a Buffer Amount and a Downside Participation Factor apply,***

  - **If the Final Level is less than the Initial Level by an amount not greater than the Buffer Amount**, Deutsche Bank AG will pay you a cash payment at maturity per Face Amount of securities equal to the Face Amount.

  - **If the Final Level is less than the Initial Level by an amount greater than the Buffer Amount**, Deutsche Bank AG will pay you a cash payment at maturity per Face Amount of securities equal to:

Face Amount + [Face Amount x (Underlying Return + Buffer Amount)
x Downside Participation Factor]

In this scenario, you will lose an amount equal to 1.00% times the Downside Participation Factor of your initial investment for every 1.00% the Final Level is less than the Initial Level by an amount greater than the Buffer Amount. Because of the Downside Participation Factor, your loss will be accelerated, and, excluding any Contingent Coupons paid, it is possible that you will lose your entire initial investment, despite the Buffer Amount feature.

Physical Settlement:

If the relevant pricing supplement specifies that Deutsche Bank AG will, in certain circumstances, have the option to deliver either the Cash Settlement Amount or a number of units of the Underlying in satisfaction of the Cash Settlement Amount owed to you at maturity, Deutsche Bank AG will, in exchange for each security, either pay you an amount in cash equal to Cash Settlement Amount, or deliver a number of units of the Underlying equal to the Share Redemption Amount at maturity as specified in the relevant pricing supplement.

Unless otherwise specified in the relevant pricing supplement, the "**Share Redemption Amount**" will be equal to the Cash Settlement Amount per security *divided by* the Final Level of the Underlying, or if the Underlying is a Fund or a Reference Stock, the Final Level of the Underlying determined based on (i) the Closing Price of one share of such Fund or Reference Stock without taking into account any anti-dilution adjustment applicable to such Fund or Reference Stock, or (ii) if one or more corporate events occur as described below under "Description of Securities — Anti-Dilution Adjustments — Reorganization Events," the value of one unit of the Per Share Exchange Property as determined by the calculation agent as described below under "Description of Securities — Anti-Dilution Adjustments — Reorganization Events."

If the relevant pricing supplement specifies that Deutsche Bank AG will, in certain circumstances, deliver a number of units of the Underlying in satisfaction of the amount owed to you at maturity, then Deutsche Bank AG will deliver to you, in exchange for each security, a number of units of the Underlying equal to the Share Delivery Amount at maturity as specified in the relevant pricing supplement. For example, the relevant pricing supplement may specify that (i) if the Underlying Return is positive or a Knock-Out Event has not occurred, Deutsche Bank AG will pay you a cash Payment at Maturity per Face Amount of securities equal to the Face Amount and (ii) if the Underlying Return is negative and a Knock-Out Event has occurred, Deutsche Bank AG will deliver to you, in exchange for each security, a number of units of the Underlying equal to the Share Delivery Amount at maturity.

Unless otherwise specified in the relevant pricing supplement, the "**Share Delivery Amount**" will be determined on the Trade Date and equal to (i) if a Trigger Level is specified in the relevant pricing supplement, the Face Amount *divided by* the Initial Level or (ii) if a Conversion Level is specified in the relevant pricing supplement, the Face Amount *divided by* the Conversion Level, each subject to adjustment upon the occurrence of certain corporate events affecting the applicable Underlying. See "Description of Securities — Anti-dilution Adjustments" below.

Following the occurrence of certain corporate events below under "Description of Securities — Anti-Dilution Adjustments — Reorganization Events," the Share Redemption Amount or the Share Delivery Amount may consist of

Exchange Property as determined by the calculation agent below under "Description of Securities — Anti-Dilution Adjustments — Reorganization Events."

No Fractional Units

If we deliver units of the Underlying to you at maturity, we will pay cash in lieu of delivering any fractional units of the Underlying in an amount equal to the product of Final Level *multiplied* by such fractional amount as determined by the calculation agent on the applicable Valuation Date, provided that if the Underlying is a Fund or a Reference Stock, such Fund or Reference Stock will be determined based on (i) the Closing Price of one share of such Fund or Reference Stock without taking into account any anti-dilution adjustment applicable to such Fund or Reference Stock, or (ii) if one or more corporate events occur as described below under "Description of Securities — Anti-Dilution Adjustments — Reorganization Events," the value of one unit of the Per Share Exchange Property as determined by the calculation agent as described below under "Description of Securities — Anti-Dilution Adjustments — Reorganization Events."

Delivery of Units of the Underlying

We may designate any of our affiliates to deliver any units of the Underlying or any Exchange Property (as defined below under "— Anti-dilution Adjustments") pursuant to the relevant pricing supplement, and we shall be discharged of any obligation to deliver such shares of Underlying or Exchange Property to the extent of such performance by our affiliates. Reference in this product supplement to delivery of units of Underlying or any Exchange Property by us shall also include delivery of such units by our affiliates.

We will irrevocably deposit with The Depository Trust Company ("**DTC**") no later than the opening of business on the applicable date or dates funds or other property sufficient to make payments of the amount payable or deliveries of property deliverable with respect to the securities on such date. We will give DTC irrevocable instructions and authority to pay such amount or deliver such property to the holders of the securities entitled thereto.

Adjustments to Valuation Dates and Payment Dates

A **Valuation Date** is any Call Date, Final Valuation Date, Averaging Date, Trade Date or other date specified in the pricing supplement on which a level for an Underlying or Basket Component is required to be determined and is subject to adjustment as described below.

Upon an adjustment to a Valuation Date (other than a Trade Date), the corresponding Call Settlement Date, the Maturity Date or any other date on which a payment is made to the holder of the securities based on the level of an Underlying or Basket Component on such Valuation Date (together with the Maturity Date, a "**Payment Date**") may be adjusted as well. Payment Dates will also be adjusted if they are not Business Days.

As used in the following sections under "— Adjustments to Valuation Dates and Payment Dates," "Underlying" refers to an individual Index, Fund, Reference Stock or Commodity to which a security is linked. For Underlyings that make up a Basket, adjustments for Market Disruption Events will be applied to the individual Basket Components.

The relevant pricing supplement may specify an alternative method of adjustment to Valuation Dates and Payment Dates which applies to a specific issuance of securities. If this is the case, the pricing supplement will set out how the adjustments will occur.

If a security is issued with a term (from but excluding the settlement date to and including the Maturity Date, each as specified in the relevant pricing supplement) of one year or less, the provisions which follow will apply but the Valuation Date and the Maturity Date will not adjust so that the term (calculated as described above) is greater than one year.

Equity Based Underlyings or Basket Components

Adjustments to Valuation Dates for Equity Based Underlyings or Basket Components

For (i) Equity Based Underlyings or (ii) Baskets composed exclusively of Basket Components which are Equity Based, the following adjustments will be made for Market Disruption Events and non-Trading Days, as applicable. For a hybrid Basket, see below under "— Hybrid Baskets."

If:

(a)   a Valuation Date is not a Trading Day with respect to any Underlying or Basket Component; or

(b)   a Market Disruption Event for any Underlying or Basket Component occurs or is continuing on a Valuation Date,

then the applicable Valuation Date for such disrupted Underlying or Basket Component, as applicable, will be postponed to the immediately succeeding Trading Day on which no Market Disruption Event for such Underlying or Basket Component occurs or is continuing. The Valuation Date for any such Underlying or Basket Component will not be postponed later than the fifth scheduled Trading Day after the date originally scheduled for such Valuation Date (the "**Fifth Day**").

If the Valuation Date is postponed to the Fifth Day and:

(a)   the Fifth Day is not a Trading Day with respect to such Underlying or Basket Component; or

(b)   a Market Disruption Event for such Underlying or Basket Component occurs or is continuing on the Fifth Day,

then, on the Fifth Day the Closing Level of such Underlying or Basket Component will be determined by the calculation agent (i) in the case of an Index, using the formula for, and method of calculating, the Closing Level last in effect prior to the commencement of the Market Disruption Event or initial non-Trading Day for such relevant Underlying or Basket Component, using the Closing Level of each component of such Underlying or Basket Component, as applicable (or, if trading in the relevant components has been materially suspended or materially limited, the calculation agent's good faith estimate of the Closing Level) on the Fifth Day, and (ii) in the case of a Fund or a Reference Stock, in good faith and in a commercially reasonable manner.

For a Basket, the calculation agent will then calculate the Closing Level for the Basket using:

(a)   for Basket Components not disrupted on the original Valuation Date, the published closing levels of such Basket Components on the original Valuation Date;

(b)   for Basket Components disrupted on the original Valuation Date but not disrupted on one or more Trading Days from the original Valuation Date to and including the Fifth Day, the published closing levels of such Basket Components on the first Trading Day after the original Valuation Date on which no Market Disruption Event occurred or was continuing; and

(c)   for Basket Components disrupted from the original Valuation Date through the Fifth Day, the calculation agent's determination of the Closing Levels of such Basket Components.

Consequences for Adjustments to Valuation Dates for Equity Based Underlyings or Basket Components

If the scheduled Payment Date is not a Business Day, then the Payment Date will be the next succeeding Business Day following such scheduled Payment Date. If, due to a Market Disruption Event or otherwise, the Call Date, Final Valuation Date or Final Averaging Date is postponed so that it falls on a day that is less than three Business Days prior to the scheduled Payment Date, the Payment Date will be the third Business Day following such Call Date, Final Valuation Date or Final Averaging Date, as postponed.

Market Disruption Events for Equity Based Underlyings or Basket Components

If an Equity Based Underlying or Basket Component is an Index or Fund:

With respect to an Equity Based Underlying or Basket Component that is an Index or Fund, a "**Market Disruption Event**" means a determination by the calculation agent in its sole discretion that the occurrence or continuance of one or more of the following events materially interfered or interferes with our ability or the ability of any of our affiliates to establish, adjust or unwind all or a material portion of any hedge with respect to the securities:

• for an Underlying or Basket Component which is a Fund, the occurrence or existence of a suspension, absence or material limitation of trading in shares of the Fund on the Relevant Exchange for more than two hours of trading or during the one-half hour period preceding the close of the principal trading session in such market; or a breakdown or failure in the price and trade reporting systems of the Relevant Exchange as a result of which the reported trading prices for the Fund shares during the last one-half hour preceding the close of the principal trading session in such market are materially inaccurate; or

• a suspension, absence or material limitation of trading of stocks then constituting 20% or more of the level of the Underlying or Basket Component (or the relevant successor Underlying or Basket Component) or an index which underlies a Fund (or its relevant successor) on the Relevant Exchanges for such securities for more than two hours of trading during, or during the one hour period preceding the close of, the principal trading session on such Relevant Exchanges; or

- a breakdown or failure in the price and trade reporting systems of any Relevant Exchange as a result of which the reported trading prices for stocks then constituting 20% or more of the level of the Underlying or Basket Component (or the relevant successor Underlying or Basket Component) or an index which underlies a Fund (or its relevant successor) during the one hour preceding the close of the principal trading session on such Relevant Exchange are materially inaccurate; or

- a suspension, absence or material limitation of trading on any major securities market for trading in futures or options contracts or exchange traded funds related to the Underlying or Basket Component (or the relevant successor Underlying or Basket Component) or an index which underlies a Fund (or its relevant successor) for more than two hours of trading during, or during the one hour period preceding the close of, the principal trading session on such market; or

- a decision to permanently discontinue trading in the relevant futures or options contracts or exchange traded funds.

For the purpose of determining whether a Market Disruption Event exists at any time, if trading in a security included in the Underlying or Basket Component (or the relevant successor Underlying or Basket Component) or an index which underlies a Fund (or its relevant successor) is materially suspended or materially limited at that time, then the relevant percentage contribution of that security to the level of the disrupted Underlying or Basket Component (or the relevant successor Underlying or Basket Component) or an index which underlies a Fund (or its relevant successor) shall be based on a comparison of:

- the portion of the level of the Underlying or Basket Component (or the relevant successor Underlying or Basket Component) or an index which underlies a Fund (or its relevant successor) attributable to that security, relative to

- the overall level of the Underlying or Basket Component (or the relevant successor Underlying or Basket Component) or an index which underlies a Fund (or its relevant successor),

in each case, immediately before that suspension or limitation.

For purposes of determining whether a Market Disruption Event has occurred:

- a limitation on the hours or number of days of trading will not constitute a Market Disruption Event if it results from an announced change in the regular business hours of the relevant exchange or market;

- limitations pursuant to the rules of any Relevant Exchange similar to NYSE Rule 80B (or any applicable rule or regulation enacted or promulgated by any other self-regulatory organization or any government agency of scope similar to NYSE Rule 80B as determined by the calculation agent) on trading during significant market fluctuations will constitute a suspension, absence or material limitation of trading;

- a suspension of trading in futures or options contracts or exchange traded funds on the Underlying or Basket Component by the primary securities market trading in such contracts or funds by reason of:

  - a price change exceeding limits set by such exchange or market;

  - an imbalance of orders relating to such contracts or funds; or

  - a disparity in bid and ask quotes relating to such contracts or funds

will, in each such case, constitute a suspension, absence or material limitation of trading in futures or options contracts or exchange traded funds related to the Underlying or Basket Component; and

- a "suspension, absence or material limitation of trading" on any Relevant Exchange or on the primary market on which futures or options contracts or exchange traded funds related to the Underlying or Basket Component are traded will not include any time when such market is itself closed for trading under ordinary circumstances.

If an Equity Based Underlying or Basket Component is a Reference Stock:

With respect to an Equity Based Underlying or Basket Component that is a Reference Stock, a "**Market Disruption Event**" means, with respect to the Underlying or Basket Component (or any other security for which a Closing Price must be determined), a determination by the calculation agent in its sole discretion that the occurrence or continuance of one or more of the following events materially interfered or interferes with our ability or the ability of any of our affiliates to effect transactions in the Underlying or Basket Component or any instrument related to the Underlying or Basket Component or to establish, adjust or unwind all or a material portion of any hedge position in the Underlying or Basket Component with respect to the securities:

- the occurrence or existence of a suspension, absence or material limitation of trading of the Underlying or Basket Component (or such other security) on the primary market for the Underlying or Basket Component (or such other security) for more than two hours of trading or during the one-half hour period preceding the close of the principal trading session in such market;

- a breakdown or failure in the price and trade reporting systems of the primary market for the Underlying or Basket Component (or such other security) as a result of which the reported trading prices for the Underlying or Basket Component (or such other security) during the last one-half hour preceding the close of the principal trading session in such market are materially inaccurate;

- a suspension, absence or material limitation of trading on the primary market for trading in futures or options contracts related to the Underlying or Basket Component (or such other security), if available, during the one-half hour period preceding the close of the principal trading session in the applicable market; or

- a decision to permanently discontinue trading in the related futures or options contracts; or

- any other event, if the calculation agent determines in its sole discretion that the event materially interfered or interferes with our ability or the ability of any of our affiliates to effect transactions in any Underlying or Basket Component or any instrument related to any Underlying or Basket Component or to establish, adjust or unwind all or a material portion of any hedge position in any Underlying or Basket Component with respect to the securities.

For purposes of determining whether a Market Disruption Event has occurred:

- a limitation on the hours or number of days of trading will not constitute a Market Disruption Event if it results from an announced change in the regular business hours of the relevant exchange or market,

- limitations pursuant to NYSE Rule 80B (or any applicable rule or regulation enacted or promulgated by the NYSE, any other U.S. self-regulatory organization, the SEC or any other relevant authority of scope similar to NYSE Rule 80B as determined by the calculation agent) on trading during significant market fluctuations will constitute a suspension, absence or material limitation of trading,

- a suspension of trading in futures or options contracts on the Underlying or Basket Component (or such other security) by the primary securities market trading in such contracts, if available, by reason of:

    - a price change exceeding limits set by such securities exchange or market,

    - an imbalance of orders relating to such contracts, or

    - a disparity in bid and ask quotes relating to such contracts

will, in each such case, constitute a suspension, absence or material limitation of trading in futures or options contracts related to the Underlying or Basket Component (or such other security), as determined by the calculation agent in its sole discretion; and

- a "suspension, absence or material limitation of trading" on the primary securities market on which futures or options contracts related to the Underlying or Basket Component (or such other security) are traded will not include any time when such securities market is itself closed for trading under ordinary circumstances.

Commodity Based Underlyings or Basket Components

Adjustments to Valuation Dates for Commodity Based Underlyings or Basket Components

For (i) Commodity Based Underlyings or (ii) Baskets composed exclusively of Basket Components which are Commodity Based, the following adjustments will be made for Market Disruption Events and non-Trading Days, as applicable. For a hybrid Basket, see below under "— Hybrid Baskets."

If a Market Disruption Event affecting one or more Exchange Traded Instruments or Commodities included in an Underlying or Basket Component is in effect on a Valuation Date or if any Valuation Date is not a Trading Day with regard to any Exchange Traded Instrument or Commodity, the calculation agent will calculate the Closing Level of such Underlying or Basket Component for the Valuation Date using:

(a) for each Exchange Traded Instrument or Commodity, the weight of the Exchange Traded Instrument or Commodity within the Underlying or Basket Component on the Valuation Date;

(b) for each Exchange Traded Instrument or Commodity for which the Valuation Date was a Trading Day and which did not suffer a Market Disruption Event on such day, the closing price for such Exchange Traded Instrument or Commodity on that day; and

(c)   subject to the following paragraph, for each Exchange Traded Instrument or Commodity for which the Valuation Date was not a Trading Day or which suffered a Market Disruption Event on such Valuation Date, the closing price for the Exchange Traded Instrument or Commodity on the immediately succeeding Trading Day for such Exchange Traded Instrument or Commodity on which no Market Disruption Event occurs or is continuing with respect to or affecting such Exchange Traded Instrument or Commodity (a "**Good Day**").

If a Good Day does not occur by:

(x)   the scheduled Trading Day after a Trade Date; or

(y)   the fifth scheduled Trading Day after the scheduled Valuation Date (other than a Trade Date),

then the calculation agent will determine and use in calculating the Closing Level of the Underlying or Basket Component the closing price for the affected Exchange Traded Instrument or Commodity on the scheduled Trading Day after the Trade Date or the fifth scheduled Trading Day (as applicable) in good faith and in a commercially reasonable manner.

Consequences for Adjustments to Valuation Dates for Commodity Based Underlyings or Basket Components

If an adjustment is made for Market Disruption Events and non-Trading Days, and the date as of which the calculation agent determines the Closing Level of an Underlying or Basket Component falls less than three Business Days prior to the scheduled Payment Date, as applicable, corresponding to such Valuation Date, such Payment Date, as applicable, will be postponed to the third Business Day following the date as of which the calculation agent determines the Closing Level of the Underlying or Basket Component for such Valuation Date. If a scheduled Payment Date is not a Business Day, such Payment Date will be postponed to the next succeeding Business Day, subject to postponement in the event that a Market Disruption Event exists on the applicable Valuation Date as described above.

Market Disruption Events for Commodity Based Underlyings or Basket Components

With respect to a Commodity Based Underlying or Basket Component, a "**Market Disruption Event**" means a determination by the calculation agent in its sole discretion that the occurrence or continuance of one or more of the following events materially interfered or interferes with our ability or the ability of any of our affiliates to establish, adjust or unwind all or a material portion of any hedge with respect to the securities:

- a termination or suspension of, or material limitation or disruption in the trading of any Exchange Traded Instrument or Commodity (including, but not limited to, the occurrence or announcement of a day on which there is a limitation on, or suspension of, the trading of an applicable Exchange Traded Instrument or Commodity imposed by the Relevant Exchange on which such Exchange Traded Instrument or Commodity is traded by reason of movements exceeding "limit up" or "limit down" levels permitted by such Relevant Exchange) within an Underlying or Basket Component (or the relevant successor Underlying or Basket Component); or

- the settlement price of any Exchange Traded Instrument or Commodity within an Underlying or Basket Component (or the relevant successor Underlying or Basket Component) has increased or decreased from the previous day's settlement price by the maximum amount permitted under the rules of the Relevant Exchange; or

- failure by the Relevant Exchange or other price source to announce or publish the settlement price of any Exchange Traded Instrument or Commodity within an Underlying or Basket Component (or the relevant successor Underlying or Basket Component); or

- failure by the Sponsor of an Underlying or Basket Component (or the relevant successor Underlying or Basket Component) to publish the closing level of the Underlying or Basket Component (or the relevant successor Underlying or Basket Component); or

- a Commodity Hedging Disruption Event (as defined below).

Commodity Hedging Disruption Events for Commodity Based Underlyings or Basket Components

If a Commodity Hedging Disruption Event occurs, we will have the right, but not the obligation, to accelerate the payment on the securities by providing, or causing the calculation agent to provide, written notice of our election to exercise such right to the trustee at its New York office, on which notice the trustee may conclusively rely, as promptly as possible and in no event later than the Business Day immediately following the day on which we reach a final determination that such Commodity Hedging Disruption Event occurred. The amount due and payable per Face Amount of securities upon such early acceleration will be determined by the calculation agent in good faith in a commercially reasonable manner on the date on which we deliver notice of such acceleration and will be payable on the fifth Business

Day following the day on which the calculation agent delivers notice of such acceleration. We will provide, or will cause the calculation agent to provide, written notice to the trustee at its New York office, on which notice the trustee may conclusively rely, and to DTC of the cash amount due with respect to the securities as promptly as possible and in no event later than two Business Days prior to the date on which such payment is due. For the avoidance of doubt, the determination set forth above is only applicable to the amount due with respect to acceleration as a result of a Commodity Hedging Disruption Event and not with respect to acceleration due to an event of default.

A "**Commodity Hedging Disruption Event**" means that:

(a)   due to (i) the adoption of, or any change in, any applicable law, regulation or rule or (ii) the promulgation of, or any change in, the interpretation by any court, tribunal or regulatory authority with competent jurisdiction of any applicable law, rule, regulation or order (including, without limitation, as implemented by the CFTC or any exchange or trading facility), in each case occurring on or after the pricing date, the calculation agent determines in good faith that it is contrary to such law, rule, regulation or order to purchase, sell, enter into, maintain, hold, acquire or dispose of our or our affiliates' (A) positions or contracts in securities, options, futures, derivatives or foreign exchange or (B) other instruments or arrangements, in each case, in order to hedge individually or in the aggregate on a portfolio basis our obligations under the securities ("hedge positions"), including, without limitation, if such hedge positions are (or, but for the consequent disposal thereof, would otherwise be) in excess of any allowable position limit(s) in relation to any commodity traded on any exchange(s) or other trading facility (it being within the sole and absolute discretion of the calculation agent to determine which of the hedge positions are counted towards such limit); or

(b)   for any reason, we or our affiliates are unable, after using commercially reasonable efforts, to (i) acquire, establish, re-establish, substitute, maintain, unwind or dispose of any transaction(s) or asset(s) the calculation agent deems necessary to hedge the risk of entering into and performing our commodity-related obligations with respect to the securities, or (ii) realize, recover or remit the proceeds of any such transaction(s) or asset(s).

Currency Based Underlyings or Basket Components

Adjustments to Valuation Dates for Currency Based Underlyings or Basket Components

For (i) Currency Based Underlyings or (ii) Baskets composed exclusively of Basket Components which are Currency Based, the following adjustments will be made for Market Disruption Events and non-Currency Business Days, as applicable. For a hybrid Basket, see below under "— Hybrid Baskets."

If:

(a)   a Valuation Date is not a Currency Business Day with respect to any Underlying or Basket Component; or

(b)   a Market Disruption Event for any Underlying or Basket Component occurs or is continuing on a Valuation Date,

then the applicable Valuation Date for such disrupted Underlying or Basket Component, as applicable, may, in the discretion of the calculation agent, be postponed to the immediately succeeding Currency Business Day on which no Market Disruption Event for such Underlying or Basket Component occurs or is continuing. The Valuation Date for any such Underlying or Basket Component will not be postponed later than the fifth scheduled Currency Business Day after the date originally scheduled for such Valuation Date (the "**Fifth Day**").

If the Valuation Date is postponed to the Fifth Day and:

(a)   the Fifth Day is not a Currency Business Day with respect to such Underlying or Basket Component; or

(b)   a Market Disruption Event for such Underlying or Basket Component occurs or is continuing on the Fifth Day,

then, on the Fifth Day the calculation agent will determine the Closing Level of such Underlying or Basket Component using the formula for, and method of calculating, the Closing Level last in effect prior to the commencement of the Market Disruption Event or initial non-Currency Business Day for such Underlying or Basket Component, using the level of each component of such Underlying or Basket Component (or, if trading in the relevant component has been materially suspended or materially limited, the calculation agent's good faith estimate of the level of each component) on the Fifth Day.

For a Basket, the calculation agent will then calculate the Closing Level for the Basket using:

(a)   for Basket Components not disrupted on the original Valuation Date, the published closing levels of such Basket Components on the original Valuation Date;

(b) for Basket Components disrupted on the original Valuation Date but not disrupted on one or more Currency Business Days from the original Valuation Date to and including the Fifth Day, the published closing levels of such Basket Components on the first Currency Business Day after the original Valuation Date on which no Market Disruption Event occurred or was continuing; and

(c) for Basket Components disrupted from the original Valuation Date through the Fifth Day, the calculation agent's determination of the Closing Levels of such Basket Components.

Consequences for Adjustments to Valuation Dates for Currency Based Underlyings or Basket Components

If the scheduled Payment Date is not a Business Day, then the Payment Date will be the next succeeding Business Day following such scheduled Payment Date. If, due to a Market Disruption Event or otherwise, the Call Date, Final Valuation Date or Final Averaging Date is postponed so that it falls on a day that is less than three Business Days prior to the scheduled Payment Date, the Payment Date will be the third Business Day following such Call Date, Final Valuation Date or Final Averaging Date, as postponed.

Market Disruption Events for Currency Based Underlyings or Basket Components

With respect to a Currency Based Underlying or Basket Component, a "**Market Disruption Event**" means any of the following:

- A currency exchange rate used in the calculation of the Underlying or Basket Component splits into dual or multiple exchange rates;

- An event occurs that generally makes it impossible to convert the Underlying or Basket Component or a currency used in the calculation of the Underlying or Basket Component (a "**Relevant Currency**") into the relevant reference currency in the home country for such Relevant Currency (the "**Relevant Currency Jurisdiction**") through customary legal channels (such an event, a "**General Inconvertibility Event")**;

- An event occurs that generally makes it impossible (a) to deliver the relevant reference currency from accounts inside a Relevant Currency Jurisdiction to accounts outside that Relevant Currency Jurisdiction, or (b) to deliver a Relevant Currency between accounts inside the Relevant Currency Jurisdiction for such Relevant Currency or to a party that is a non-resident of the Relevant Currency Jurisdiction (such an event, a "**General Non-transferability Event**");

- The occurrence of a default, event of default or other similar condition or event with respect to any security or indebtedness of, or guaranteed by, any governmental authority of the Relevant Currency Jurisdiction;

- Any change in, or amendment to, the laws or regulations prevailing in the Relevant Currency Jurisdiction in respect of any Relevant Currency, or any change in any application or official interpretation of such laws or regulations, or any other governmental action that the calculation agent determines may cause another Market Disruption Event to occur or that leads or may lead to the introduction of a currency peg regime (such an event, a "**Change in Law Event**");

- The occurrence of an event that makes it impossible or not reasonably practicable to obtain a firm quote for a currency exchange rate relevant to the Underlying or Basket Component;

- Any nationalization, confiscation, expropriation, requisition or other action by a relevant governmental authority that deprives Deutsche Bank AG or any of its affiliates of all or substantially all of its assets in the Relevant Currency Jurisdiction;

- The calculation agent determines that there is a material difference in a currency exchange rate relevant to the Underlying or Basket Component as determined by reference to the rate source for the Underlying or Basket Component and any other market source;

- It becomes impossible to obtain a currency exchange rate relevant to the Underlying or Basket Component, either from the source for that rate or by the Sponsor of the Underlying or Basket Component itself acting in good faith in a commercially reasonable manner;

- The calculation agent determines that Deutsche Bank AG or any of its affiliates would be unable, after using commercially reasonable efforts, to acquire, establish, re-establish, substitute, maintain, unwind or dispose of any hedge position relating to any securities or other relevant transactions linked to the Underlying or Basket Component, or to realize, recover or remit the proceeds of any such transactions (such an event, a "**Currency Hedging Disruption Event**");

- The Sponsor of the Underlying or Basket Component fails to publish the closing level of the Underlying or Basket Component; and

- Any event that the calculation agent determines may lead to any of the foregoing events.

Hybrid Baskets

If a Basket contains a mix of Equity Based, Commodity Based or Currency Based Basket Components (a "**hybrid Basket**"), the Valuation Date for each Basket Component will be adjusted in accordance with the provisions set out above. If there are two or more Basket Components which are Equity Based, Commodity Based or Currency Based, the Valuation Date for those Basket Components in the same asset class will be adjusted as if those Basket Components formed a Basket.

If the scheduled Payment Date for a hybrid Basket is not a Business Day, then the Payment Date will be the next succeeding Business Day following such scheduled Payment Date. If, due to a Market Disruption Event occurring with respect to any Basket Component or otherwise, the Call Date, Final Valuation Date or Final Averaging Date for any Basket Component is postponed so that it falls on a day that is less than three Business Days prior to the scheduled Payment Date, the Payment Date will be the third Business Day following the last Call Date, Final Valuation Date or Final Averaging Date, as postponed, to occur for the Basket Components.

Early Redemption

For Currency Based Underlyings or Basket Components, if the relevant pricing supplement specifies that the offered securities are subject to Early Redemption, then, if the calculation agent determines that an Early Redemption Event has occurred and is continuing, we may redeem the securities prior to the Maturity Date at the early redemption price, which will either be specified in the relevant pricing supplement or the method by which it will be determined will be specified in the relevant pricing supplement. We will deliver any notice of Early Redemption to holders of securities not less than five Business Days prior to the relevant early redemption date. Any such notice of Early Redemption will be irrevocable and will specify the early redemption date for the securities.

For purposes of the foregoing, an "**Early Redemption Event**" means any of a General Inconvertibility Event, a General Non-transferability Event, a Change in Law Event, a Currency Hedging Disruption Event and such other event or events as may be specified in the relevant pricing supplement.

Discontinuation of an Index; Alteration of Method of Calculation

If the Sponsor of an Index discontinues publication of the Index and the Sponsor or another entity publishes a successor or substitute index that the calculation agent determines, in its sole discretion, to be comparable to the discontinued Index (such index being referred to herein as a "**Successor Index**"), then any Closing Level will be determined by reference to the official closing level of such Successor Index on which a level for the Index must be taken for the purposes of the securities, including any Valuation Date ("**Relevant Date**").

Upon any selection by the calculation agent of a Successor Index, the calculation agent will cause written notice thereof to be promptly furnished to the trustee, to us and to the holders of the securities.

If the Sponsor discontinues publication of the Index prior to, and such discontinuance is continuing on, any Relevant Date, and the calculation agent determines, in its sole discretion, that no Successor Index is available at such time, or the calculation agent has previously selected a Successor Index and publication of such Successor Index is discontinued prior to and such discontinuation is continuing on such Relevant Date, then (a) the calculation agent will determine the Closing Level for such Relevant Date and (b) the index level, if applicable, at any time on such Relevant Date will be deemed to equal the Closing Level on that Relevant Date, as determined by the calculation agent. The Closing Level will be computed by the calculation agent in accordance with the formula for and method of calculating the Index or Successor Index, as applicable, last in effect prior to such discontinuance, using the closing price (or, if trading in the relevant component has been materially suspended or materially limited, its good faith estimate of the closing price) on such date of each component most recently comprising the Index or Successor Index, as applicable. Notwithstanding these alternative arrangements, discontinuance of the publication of the Index or Successor Index, as applicable, may adversely affect the value of the securities.

If at any time the method of calculating the Index or a Successor Index, or the level thereof, is changed in a material respect, or if the Index or a Successor Index is in any other way modified so that such Index does not, in the opinion of the calculation agent, fairly represent the level of the Index or such Successor Index had such changes or modifications not been made, then, from and after such time, the calculation agent will, at the close of business in New York City on each date on which the Closing Level is to be determined, make such calculations and adjustments as, in the good faith judgment of the calculation agent, may be necessary in order to arrive at a level of an index comparable to the Index or such Successor Index, as the case may be, as if such changes or modifications had not been made, and the calculation agent will calculate the Closing Level with reference to the Index or such Successor Index, as adjusted. Accordingly, if the method of calculating the Index or a Successor Index is modified so that the level of the Index or such Successor Index is a fraction of what it would have been if there had been no such modification (*e.g.*, due to a split in the Index or such Successor Index), then the calculation agent will adjust the Index or such Successor Index in order to arrive at a level of the Index or such Successor Index as if there had been no such modification (*e.g.*, as if such split had not occurred).

Discontinuance of a Fund and/or its Tracked Index; Alteration of Method of Calculation

If a Fund is liquidated or otherwise terminated (a "**Liquidation Event**"), then any price of the Fund required for the purposes of the securities will be determined by the calculation agent and will be deemed to equal the product of (i) the closing level of the index which the Fund seeks to track (the "**Tracked Index**") (or any successor index to the Tracked Index, as described below) on any Relevant Date (taking into account any material changes in the method of calculating the Tracked Index following such Liquidation Event) times (ii) a fraction, the numerator of which is the closing price of the Fund and the denominator of which is the closing level of the Tracked Index (or any Successor Tracked Index, as described below), each determined as of the last day prior to the occurrence of the Liquidation Event on which a closing price of the Fund was available.

If the sponsor of the Tracked Index discontinues publication of the Tracked Index and the sponsor or another entity publishes a successor or substitute index that Deutsche Bank AG, London Branch, as the calculation agent, determines, in its sole discretion, to be comparable to the discontinued Tracked Index (such index being referred to herein as a "**Successor Tracked Index**"), then any subsequent closing level following a Liquidation Event will be determined by reference to the published level of such Successor Tracked Index at the regular weekday close of trading on any Trading Day on which the closing level must be taken for the purpose of the securities, including any Valuation Date.

Upon any selection by the calculation agent of a Successor Tracked Index, the calculation agent will cause written notice thereof to be furnished to the trustee, to us and to DTC, as holder of the security, within three Trading Days of such selection. We expect that such notice will be passed on to you, as a beneficial owner of the security, in accordance with the standard rules and procedures of DTC and its direct and indirect participants.

If the sponsor discontinues publication of the Tracked Index prior to, and such discontinuance is continuing on, the Relevant Date following a Liquidation Event and Deutsche Bank AG, London Branch, as the calculation agent, determines, in its sole discretion, that no Successor Tracked Index is available at such time, then the calculation agent will determine the closing level of the Tracked Index for such date. Such closing level will be computed by the calculation agent in accordance with the formula for calculating the Tracked Index last in effect prior to such discontinuance, using the closing level (or, if trading in the relevant securities has been materially suspended or materially limited, its good faith estimate of the closing level) at the close of the principal trading session of the relevant exchange on the Relevant Date of each security most recently composing the Tracked Index without any rebalancing or substitution of such securities following such discontinuance. Notwithstanding these alternative arrangements, discontinuance of the publication of the Tracked Index may adversely affect the value of the securities.

Anti-Dilution Adjustments

Anti-Dilution Adjustments for Funds

The Share Adjustment Factor and the Share Delivery Amount for each Fund is subject to adjustment by the calculation agent as a result of the anti-dilution adjustments described in this section.

No adjustments to any Share Adjustment Factor or Share Delivery Amount will be required unless such Share Adjustment Factor or Share Delivery Amount adjustment would require a change of at least 0.1% of such Share Adjustment Factor or Share Delivery Amount then in effect. A Share Adjustment Factor or Share Delivery Amount resulting from any of the adjustments specified in this section will be rounded to the nearest one ten-thousandth with five one hundred-thousandths being rounded upward. The calculation agent will not be required to make any adjustments to the Share Adjustment Factor or Share Delivery Amount for any Fund after the close of business on the final Valuation Date.

No adjustments to the Share Adjustment Factor or the Share Delivery Amount will be required other than those specified below. The adjustments specified in this section do not cover all events that could affect a Fund, and there may be events that could affect a Fund for which the calculation agent will not make any such adjustments. Nevertheless, the calculation agent may, in its sole discretion, make additional adjustments to any terms of the securities upon the occurrence of some events that affect or could potentially affect the market price of, or shareholder rights in, a Fund, with a view to offsetting, to the extent practical, any such change, and preserving the relative investment risks of the securities. In addition, the calculation agent may make adjustments or a series of adjustments that differ from those described herein if the calculation agent determines, in its sole discretion, that such adjustments do not properly reflect the economic consequences of the events specified in this product supplement or would not preserve the relative investment risks of the securities. All determinations made by the calculation agent in making any adjustments to the terms of the securities, including adjustments that are in addition to, or that differ from, those described in this product supplement, will be made in good faith and a commercially reasonable manner, with the aim of ensuring an equitable result. In determining whether to make any adjustment to the terms of the securities, the calculation agent may consider any adjustment made by the Options Clearing Corporation or any other derivatives clearing organization on options contracts on the affected Fund.

Share Splits and Reverse Share Splits

If the shares of a Fund are subject to a share split or reverse share split, then once such split has become effective, the Share Adjustment Factor, which will initially be set at 1.0, or the Share Delivery Amount will be adjusted so that the new Share Adjustment Factor or Share Delivery Amount shall equal the product of:

(a)   the prior Share Adjustment Factor or Share Delivery Amount, and

(b)   the number of shares which a holder of one share of a Fund before the effective date of the share split or reverse share split would have owned or been entitled to receive immediately following the applicable effective date.

Share Dividends or Distributions

If a Fund is subject to a share dividend, *i.e.*, an issuance of additional shares of a Fund that is given ratably to all or substantially all holders of shares of a Fund, then, once the dividend or distribution has become effective and the shares of a Fund are trading ex-dividend, the Share Adjustment Factor or the Share Delivery Amount will be adjusted so that the new Share Adjustment Factor or Share Delivery Amount shall equal the prior Share Adjustment Factor or Share Delivery Amount plus the product of:

(a)   the prior Share Adjustment Factor or Share Delivery Amount, and

(b)   the number of additional shares issued in the share dividend or distribution with respect to one share of a Fund.

Non-cash Distributions

If a Fund distributes shares of capital stock, evidences of indebtedness or other assets or property of a Fund to all or substantially all holders of shares of a Fund (other than (i) share dividends or distributions referred to under "— Share Dividends or Distributions" above and (ii) cash dividends referred to under "— Extraordinary Cash Dividends or Distributions" below), then, once the distribution has become effective and the shares of a Fund are trading ex-dividend, the Share Adjustment Factor or the Share Delivery Amount will be adjusted so that the new Share Adjustment Factor or Share Delivery Amount shall equal the product of:

(a)   the prior Share Adjustment Factor or Share Delivery Amount, and

(b)   a fraction, the numerator of which is the Current Market Price of one share of a Fund and the denominator of which is the amount by which such Current Market Price exceeds the Fair Market Value of such distribution.

The "**Current Market Price**" of a Fund means the arithmetic average of the closing prices of one share of a Fund for the ten Trading Days prior to the Trading Day immediately preceding the ex-dividend date of the distribution requiring an adjustment to the Share Adjustment Factor or the Share Delivery Amount.

"**Ex-dividend date**" means the first Trading Day on which transactions in the shares of a Fund trade on the relevant exchange without the right to receive that cash dividend or other cash distribution.

The "**Fair Market Value**" of any such distribution means the value of such distribution on the ex-dividend date for such distribution, as determined by the calculation agent. If such distribution consists of property traded on the ex-dividend date on a U.S. national securities exchange, the Fair Market Value will equal the closing price of such distributed property on such ex-dividend date.

Extraordinary Cash Dividends or Distributions

A dividend or other distribution consisting exclusively of cash to all or substantially all holders of shares of a Fund will be deemed to be an extraordinary cash dividend if its per share value exceeds that of the immediately preceding non-extraordinary cash dividend, if any, for a Fund by an amount equal to at least 10% of the closing price of a Fund on the first Trading Day immediately preceding the ex-dividend date.

If an extraordinary cash dividend occurs, the Share Adjustment Factor or the Share Delivery Amount will be adjusted so that the new Share Adjustment Factor or Share Delivery Amount shall equal the product of:

(a)   the prior Share Adjustment Factor or Share Delivery Amount, and

(b)   a fraction, the numerator of which is the closing price of a Fund on the Trading Day before the ex-dividend date and the denominator of which is the amount by which that closing price exceeds the extraordinary dividend amount.

Anti-Dilution Adjustments for Reference Stock

Upon the occurrence of certain corporate events, the Closing Price and Intraday Price will be adjusted via the Stock Adjustment Factor, as described below.

The Stock Adjustment Factor, Share Delivery Amount, the Initial Price and the Final Price for the Underlying are subject to adjustment by the calculation agent as a result of the anti-dilution and reorganization adjustments described in this section. No adjustments to the Stock Adjustment Factor or the Share Delivery Amount will be required unless such adjustment would require a change of at least 0.1% in the Stock Adjustment Factor or the Share Delivery Amount then in effect. The Stock Adjustment Factor or the Share Delivery Amount resulting from any of the adjustments specified in this section will be rounded to the nearest one ten-thousandth with five one hundred-thousandths being rounded upward. The calculation agent will not be required to make any adjustments to the Stock Adjustment Factor or the Share Delivery Amount after the close of business on the final Valuation Date.

No adjustments to the Stock Adjustment Factor or the Share Delivery Amount will be required other than those specified below. The required adjustments specified in this section do not cover all events that could affect the Intraday Price or the Closing Price of the Underlying or a Basket Component on any Trading Day during the term of the securities. No adjustments will be made for certain other events, such as offerings of common stock by the issuer of the Underlying or a Basket Component for cash or in connection with acquisitions or otherwise or the occurrence of a partial tender or exchange offer for the Underlying or a Basket Component by the issuer of the Underlying or a Basket Component or any third party. The adjustments specified below do not cover all events that could affect the Underlying or a Basket Component, and there may be corporate or other similar events that could affect the Underlying or a Basket Component for which the calculation agent will not make any such adjustments, including, without limitation, a partial tender or exchange offer for the Underlying or a Basket Component. Nevertheless, the calculation agent may, in its sole discretion, make additional adjustments to any terms of the securities upon the occurrence of corporate or other similar events that affect or could potentially affect the market price of, or shareholder rights in, the Underlying or a Basket Component, with a view to offsetting, to the extent practical, any such change, and preserving the relative investment risks of the securities. In addition, the calculation agent may make adjustments or a series of adjustments that differ from those described herein if the calculation agent determines, in its sole discretion, that such adjustments do not properly reflect the economic consequences of the events specified in this product supplement or would not preserve the relative investment risks of the securities. All determinations made by the calculation agent in making any adjustments to the terms of the securities, including adjustments that are in addition to, or that differ from, those described in this product supplement, will be made in good faith and a commercially reasonable manner, with the aim of ensuring an equitable result. In determining whether to make any adjustment to the terms of the securities, the calculation agent may consider any adjustment made by the Options Clearing Corporation or any other equity derivatives clearing organization on options contracts on the affected Underlying or Basket Component.

For purposes of these adjustments, except as noted below, if an ADS is serving as the Underlying or a Basket Component, all adjustments to the Stock Adjustment Factor or the Share Delivery Amount for such Underlying or Basket Component will be made as if the equity security underlying the ADS is serving as the Underlying or Basket Component. Therefore, for example, if the equity security underlying the ADS is subject to a two-for-one stock split and assuming the Stock Adjustment Factor is equal to one, the Stock Adjustment Factor for the Underlying or a Basket Component would be adjusted to equal to two and the Share Delivery Amount would be adjusted to be equal to twice as much as the prior Share Delivery Amount. If your securities are linked to an ADS, the term "dividend" used in this section will mean, unless we specify otherwise in the pricing supplement for your securities, the dividend paid by the issuer of the equity security underlying the ADS, net of any applicable foreign withholding or similar taxes that would be due on dividends paid to a U.S. person that claims and is entitled to a reduction in such taxes under an applicable income tax treaty, if available.

However, if an ADS is serving as the Underlying or a Basket Component, no adjustment to the Initial Price, Closing Price, Final Price, the Stock Adjustment Factor or the Share Delivery Amount, including those described below, will be made if (i) holders of those ADSs are not eligible to participate in any of the transactions described below or (ii) (and to the extent that) the calculation agent determines in its sole discretion that the issuer or the depositary for those ADSs has adjusted the number of equity securities represented by each ADS in response to the corporate event in question. However, to the extent that the number of equity securities represented by each ADS is changed for any other reason, appropriate adjustments to the anti-dilution adjustments described herein (which may include ignoring such provision, if appropriate) will be made to reflect such change.

Stock Splits and Reverse Stock Splits

If the Underlying or a Basket Component is subject to a stock split or a reverse stock split, then once any split has become effective, the Stock Adjustment Factor or the Share Delivery Amount relating to such Underlying or Basket Component will be adjusted so that the new Stock Adjustment Factor or Share Delivery Amount shall equal the product of:

- the prior Stock Adjustment Factor or Share Delivery Amount, and
- the number of shares which a holder of one share of such Underlying or Basket Component before the effective date of that stock split or reverse stock split would have owned or been entitled to receive immediately following the applicable effective date.

Stock Dividends or Distributions

If the Underlying or a Basket Component is subject to (i) a stock dividend, *i.e.*, an issuance of additional shares of such Underlying or Basket Component, that is given ratably to all or substantially all holders of shares of such Underlying or Basket Component, or (ii) a distribution of shares of such Underlying or Basket Component as a result of the triggering of any provision of the corporate charter of the issuer of such Underlying or Basket Component, then, once the dividend or distribution has become effective and the shares of such Underlying or Basket Component are trading ex-dividend, the Stock Adjustment Factor or the Share Delivery Amount will be adjusted so that the new Stock Adjustment Factor or Share Delivery Amount shall equal the prior Stock Adjustment Factor or Share Delivery Amount plus the product of:

- the prior Stock Adjustment Factor or Share Delivery Amount, and
- the number of additional shares issued in the stock dividend or distribution with respect to one share of such Underlying or Basket Component.

Non-cash Dividends or Distributions

If the issuer of the Underlying or a Basket Component distributes shares of capital stock, evidences of indebtedness or other assets or property of such issuer of the Underlying or Basket Component to all or substantially all holders of such Underlying or Basket Component (other than (i) dividends or distributions referred to under "— Stock Splits and Reverse Stock Splits" or "— Stock Dividends or Distributions" above or rights and/or warrants referred to under "—Issuance of Transferable Rights or Warrants" below and (ii) cash distributions or dividends referred under "— Extraordinary Cash Dividends or Distributions" below), then, once the distribution has become effective and the shares of such Underlying or Basket Component are trading ex-dividend, the Stock Adjustment Factor or the Share Delivery Amount will be adjusted so that the new Stock Adjustment Factor or Share Delivery Amount shall equal the product of:

- the prior Stock Adjustment Factor or Share Delivery Amount, and
- a fraction, the numerator of which is the Current Market Price of one share of such Underlying or Basket Component and the denominator of which is the amount by which such Current Market Price exceeds the Fair Market Value of such distribution.

Notwithstanding the foregoing, a distribution on an Underlying or Basket Component described in clause (a), (d) or (e) of the section entitled "— Reorganization Events" below that also would require an adjustment to the applicable Stock Adjustment Factor or Share Delivery Amount under this section will only be treated as a Reorganization Event (as defined below) and shall only cause an adjustment pursuant to clause (a), (d) or (e) under the section entitled "— Reorganization Events." A distribution on an Underlying or Basket Component described in the section entitled "— Issuance of Transferable Rights or Warrants" that also would require an adjustment under this section shall only cause an adjustment pursuant to the section entitled "— Issuance of Transferable Rights or Warrants."

For purposes of (i) any non-cash dividends or distributions referred to under "— Non-cash Dividends or Distributions" above or (ii) any cash dividends or distributions referred under "— Extraordinary Cash Dividends or Distributions" below, the following terms have the meanings set forth below with respect to such distribution.

The "**Current Market Price**" of the Underlying or a Basket Component means the Closing Price of one share of such Underlying or Basket Component on the Trading Day immediately preceding the ex-dividend date of the distribution requiring an adjustment to the Stock Adjustment Factor or the Share Delivery Amount.

"**Ex-dividend date**" means the first Trading Day on which transactions in the Underlying or a Basket Component trade on the Relevant Exchange without the right to receive such distributions.

The "**Fair Market Value**" of any such distribution means the value of such distribution on the ex-dividend date for such distribution, as determined by the calculation agent. If such distribution consists of property traded on the ex-dividend date on a U.S. national securities exchange or, if the applicable Underlying or Basket Component is a non-U.S. equity security or an ADS and such distribution consists of property traded on the ex-dividend date on a non-U.S. securities exchange or market, the Fair Market Value will equal the closing price of such distributed property on such ex-dividend date, as determined by the calculation agent.

Extraordinary Cash Dividends or Distributions

If the issuer of the Underlying or a Basket Component pays dividends or makes other distributions consisting exclusively of cash to all or substantially all holders of such Underlying or Basket Component during any fiscal quarter during the term of the securities, in an aggregate amount that, together with other such dividends or distributions previously made during such fiscal quarter with respect to which an adjustment to the Stock Adjustment Factor or the Share Delivery Amount has not previously been made under this "— Extraordinary Cash Dividends or Distributions" section (such aggregate amount, the "**Dividend Amount**"), exceeds the Dividend Threshold, then, once the dividend or distribution has become effective and the shares of such Underlying or Basket Component are trading ex-dividend, the Stock Adjustment Factor or the Share Delivery Amount will be adjusted so that the new Stock Adjustment Factor or Share Delivery Amount shall equal the product of:

- the prior Stock Adjustment Factor or Share Delivery Amount, and

- a fraction, the numerator of which is the Current Market Price of such Underlying or Basket Component and the denominator of which is the amount by which such Current Market Price exceeds the excess of the Dividend Amount over the Dividend Threshold.

For the avoidance of doubt, the Stock Adjustment Factor or the Share Delivery Amount for an Underlying or Basket Component may be adjusted more than once in any particular fiscal quarter pursuant to this section. If the applicable Stock Adjustment Factor or Share Delivery Amount has been previously adjusted in a particular fiscal quarter because of cash dividends or distributions that exceed the Dividend Threshold, subsequent adjustments will be made if the issuer of the applicable Underlying or Basket Component pays cash dividends or makes other distributions during the same fiscal quarter in an aggregate amount that, together with other cash dividends or distributions since the last adjustment to the Stock Adjustment Factor or the Share Delivery Amount pursuant to this section exceeds the Dividend Threshold.

The "**Dividend Threshold**" of an Underlying or Basket Component is equal to the sum of (i) the immediately preceding cash dividend(s) or other cash distribution(s) paid in the preceding fiscal quarter, if any, per share of such Underlying or Basket Component plus (ii) 10% of the Closing Price of such Underlying or Basket Component on the Trading Day immediately preceding the ex-dividend date for the dividend or distribution as to which an adjustment to the Stock Adjustment Factor or the Share Delivery Amount may be made.

Issuance of Transferable Rights or Warrants

If the issuer of the Underlying or a Basket Component issues transferable rights or warrants to all holders of such Underlying or Basket Component to subscribe for or purchase such Underlying or Basket Component, including new or existing rights to purchase such Underlying or Basket Component at an exercise price per share less than the Closing Price of such Underlying or Basket Component on both (i) the date the exercise price of such rights or warrants is determined and (ii) the ex-dividend date, then the applicable Stock Adjustment Factor or Share Delivery Amount will be adjusted on the ex-dividend date for that issuance so that the new Stock Adjustment Factor or Share Delivery Amount shall equal the product of:

- the prior Stock Adjustment Factor or Share Delivery Amount, and

- a fraction, the numerator of which is the Current Market Price of one share of such Underlying or Basket Component and the denominator of which is the amount by which such Current Market Price exceeds the cash value of the warrants or rights.

The cash value of the warrants or rights will equal the Closing Price of such Underlying or Basket Component on the ex-dividend date *minus* the exercise price per share of those rights or warrants.

Reorganization Events

If prior to the final Valuation Date,

(a) there occurs any reclassification or change of the Underlying or a Basket Component, including, without limitation, as a result of the issuance of tracking stock by the issuer of such Underlying or Basket Component,

(b) the issuer of the Underlying or a Basket Component, or any surviving entity or subsequent surviving entity of the issuer of such Underlying or Basket Component (a "**Successor Entity**"), has been subject to a merger, combination or consolidation and is not the surviving entity,

(c) any statutory exchange of securities of the issuer of the Underlying or a Basket Component or any Successor Entity with another corporation occurs, other than pursuant to clause (b) above,

(d) the issuer of the Underlying or a Basket Component is liquidated or is subject to a proceeding under any applicable bankruptcy, insolvency or other similar law,

(e) the issuer of the Underlying or a Basket Component issues to all of its shareholders equity securities of an issuer other than the issuer of such Underlying or Basket Component, other than in a transaction described in clauses (b), (c) or (d) above (a "**Spin-off Event**"), or

(f) a tender or exchange offer or going-private transaction is commenced for all the outstanding shares of the issuer of the Underlying or a Basket Component and is consummated and completed in full for all or substantially all of such shares, as determined by the calculation agent in its sole discretion (an event in clauses (a) through (f), a "**Reorganization Event**"),

then the Payment at Maturity, the amount of Contingent Coupon payable or whether the securities are automatically called (if applicable) will depend on the value of any Exchange Property, as defined below, and if the payment is physically settled, will consist of such Exchange Property. To determine the amount payable to you at maturity, the amount of Contingent Coupon payable or whether the securities are automaticaly called, the calculation agent will do the following:

(i) The calculation agent will determine the cash value of any non-cash property distributed in the Reorganization Event (other than Exchange Traded Securities) per share of the Underlying or Basket Component and combine this with any cash to determine a "**Per Share Cash Amount**;"

(ii) The calculation agent will combine the Per Share Cash Amount, if any, with the Exchange Traded Securities, if any, a holder of such Underlying or Basket Component would hold immediately after the Reorganization Event in respect of a single share of such Underlying or Basket Component to determine the Exchange Property resulting for a single share of such Underlying or Basket Component (the "**Per Share Exchange Property**");

(iii) The calculation agent will then deem the Per Share Exchange Property to be a share of such Underlying or Basket Component for the purposes of determining your Payment at Maturity, the amount of Contingent Coupon payable or whether the securities are automatically called. The value of the Per Share Exchange Property on any day will equal the Closing Price (or Intraday Price, if applicable) for any Exchange Traded Securities plus the Per Share Cash Amount, and the calculation agent will use this value, after adjusting for the Stock Adjustment Factor or the Share Delivery Amount immediately prior to the Reorganization Event, for the purposes of determining whether any triggers, caps, limits or floors (or other similar concepts) have been breached, reached or met and for determining the Payment at Maturity, the amount of Contingent Coupon payable or whether the securities are automatically called by treating such value, after adjusting for the Stock Adjustment Factor or the Share Delivery Amount immediately prior to the Reorganization Event, as if it were the Closing Price (or Intraday Price, if applicable) of the original Underlying or Basket Component;

(iv) The calculation agent may, in its sole discretion, adjust the Stock Adjustment Factor, the Share Delivery Amount or any trigger, cap, limit or floor (or take similar action) to reflect the use of the value of the Exchange Property as opposed to the value of such Underlying or Basket Component in determining the Payment at Maturity, the amount of Contingent Coupon payable or whether the securities are automatically called and with a view to offsetting, to the extent practical, any change in the economic position of the holder and Deutsche Bank AG that results solely from the Reorganization Event;

(v) In the event Exchange Property consists of Exchange Traded Securities, those securities will, in turn, be subject to the anti-dilution adjustments, including but not limited to, the anti-dilution adjustments set forth in this product supplement; and

(vi) At maturity, if the Payment at Maturity is equal to a number of shares of such Underlying or Basket Component, as specified in the relevant pricing supplement:

    (x)   if such payment is to be physically settled, Deutsche Bank AG will pay you the Per Share Exchange Property in lieu of shares of such Underlying or Basket Component; and

    (y)   if such payment is to be cash settled, Deutsche Bank AG will pay you the Payment at Maturity based on the cash value of the Per Share Exchange Property in lieu of one share of such Underlying or Basket Component, using the Closing Price of any Exchange Traded Securities to determine their value.

"**Exchange Property**" for each share of the Underlying or a Basket Component, means any shares of such Underlying or Basket Component that continue to be held by the holders of such Underlying or Basket Component, and any securities, cash or any other assets distributed to the holders of such Underlying or Basket Component in, or in connection with, the Reorganization Event distributed in respect of such share of such Underlying or Basket Component. Deutsche Bank AG will not pay you any interest on any Exchange Property. In the case of a consummated and completed in full tender or exchange offer or going-private transaction involving Exchange Property, Exchange Property shall be deemed to include the amount of cash or other property paid by the offeror in the tender or exchange offer with respect to such Exchange Property (in an amount determined on the basis of the rate of exchange in such tender or exchange offer or going-private transaction). In the event of a tender or exchange offer or a going-private transaction with respect to Exchange Property in which an offeree may elect to receive cash or other property, Exchange Property shall be deemed to include the kind and amount of cash and other property received by offerees who elect to receive cash.

"**Exchange Traded Securities**" means any securities (including, without limitation, securities of the issuer of the Underlying or a Basket Component or securities of foreign issuers represented by American depositary receipts) traded on its Relevant Exchange.

The calculation agent shall be solely responsible for determination and calculation of the Exchange Property if a Reorganization Event occurs and the cash amount due upon exchange of the securities, including the determination of the cash value of any Exchange Property and the Per Share Liquidation Value, if necessary. The calculation agent's determinations and calculations shall be conclusive absent manifest error. Regardless of any of the Reorganization Events described above, any payment or delivery upon an Automatic Call or at maturity, will be made by Deutsche Bank AG, as issuer of the securities, subject to its creditworthiness.

Delisting of ADSs or Termination of ADS Facility

If an ADS serving as the Underlying or a Basket Component is no longer listed or admitted to trading on a U.S. securities exchange registered under the Exchange Act or included in the OTC Bulletin Board operated by FINRA, or if the ADS facility between the issuer of the shares of common equity represented by an ADS ("**Underlying ADS Stock**") and the ADS depositary is terminated for any reason, then, on and after the date the ADS is no longer so listed or adjusted to trading on the date of such termination, as applicable (the "**Change Date**"), the Underlying ADS Stock will be deemed to be such Underlying or Basket Component and the calculation agent will determine the price of such Underlying or Basket Component by reference to the Underlying ADS Stock. The Stock Adjustment Factor or the Share Delivery Amount will thereafter equal the last value of the Stock Adjustment Factor or the Share Delivery Amount for the ADS *multiplied by* the number of shares of the underlying equity securities represented by a single ADS. On and after the Change Date, for all purposes, the Closing Price or Intraday Price of the Underlying ADS Stock on its primary exchange will be converted into U.S. dollars using such exchange rate as the calculation agent, in its sole discretion, determines to be commercially reasonable.

Calculation Agent

The calculation agent for the securities will be Deutsche Bank AG, London Branch. As calculation agent, Deutsche Bank AG, London Branch will determine, among other things, the Closing Level(s), the Intraday Level(s), the Initial Level, the Final Level, the Underlying Return, the Contingent Coupon payable, if any, on any Coupon Payment Date, the Payment at Maturity on the securities and the amount due with respect to the securities if the securities are accelerated following a Commodity Hedging Disruption Event. If Early Redemption is specified, the calculation agent will also be responsible for determining whether an Early Redemption Event has occurred. In addition, the calculation agent will determine whether the condition for an Automatic Call (if applicable) has been met, whether a Knock-Out Event has occurred, whether there has been a Market Disruption Event or a discontinuation of any Underlying or Basket Components, whether or not any adjustments to the Share Adjustment Factor, the Stock Adjustment Factor and/or the Share Delivery Amount should be made and whether there has been a material change in the method of calculating any Underlying or Basket Component.

All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will, in the absence of manifest error, be conclusive for all purposes and binding on you, the trustee and us. We may appoint a different calculation agent from time to time after the date of the relevant pricing supplement without your consent and without notifying you.

The calculation agent will provide written notice to the trustee at its New York office, on which notice the trustee may conclusively rely, of the amount to be paid on any Coupon Payment Date, at maturity or upon an Automatic Call on or prior to 11:00 a.m. on the Business Day preceding such Coupon Payment Date, the Maturity Date or the Call Settlement Date, as applicable.

All calculations with respect to the Closing Level(s), Initial Level, Intraday Level(s) and Underlying Return will be made by the calculation agent and will be rounded to the nearest one hundred-thousandth, with five one-millionths rounded upward (*e.g.*, 0.876545 would be rounded to 0.87655); all dollar amounts related to determination of the payment per Face Amount of securities on any Coupon Payment Date, at maturity or upon an Automatic Call, if any, will be rounded to the nearest ten-thousandth, with five one hundred-thousandths rounded upward (*e.g.*, 0.76545 would be rounded up to 0.7655); and all dollar amounts paid on the aggregate Face Amount of securities per holder will be rounded to the nearest cent, with one-half cent rounded upward.

Events of Default

Under the heading "Description of Debt Securities — Events of Default" in the accompanying prospectus is a description of events of default relating to the securities.

Payment Upon an Event of Default

Unless otherwise specified in the relevant pricing supplement, in case an event of default with respect to the securities shall have occurred and be continuing, the amount declared due and payable per Face Amount of securities upon any acceleration of the securities will be determined by the calculation agent and will be an amount in cash equal to the amount payable or deliverable at maturity per Face Amount of securities as described under the caption "Description of Securities — Payment at Maturity," calculated as if the date of acceleration were the final Valuation Date, plus, if applicable, any Contingent Coupon due on the securities. If the securities have successive Averaging Dates, then the Business Days immediately preceding the date of acceleration will be the corresponding Averaging Dates. If the securities have scheduled Averaging Dates that are not all on successive Business Days, then the amount due and payable will be calculated as though the Closing Levels of the Underlying for any Averaging Dates scheduled to occur on or after such date of acceleration were the Closing Levels of the Underlying on the date of acceleration. Upon any acceleration of the securities, any Contingent Coupon payable will be prorated on the basis of a 360-day year of twelve 30-day months and the actual number of days elapsed from and including the previous Coupon Payment Date for which a Contingent Coupon was paid.

If the maturity of the securities is accelerated because of an event of default as described above, we shall, or shall cause the calculation agent to, provide written notice to the trustee at its New York office, on which notice the trustee may conclusively rely, and to DTC of the cash amount due with respect to the securities as promptly as possible and in no event later than two Business Days after the date of acceleration.

Modification

Under the heading "Description of Debt Securities — Modification of the Indenture" in the accompanying prospectus is a description of when the consent of each affected holder of debt securities is required to modify the indenture.

Defeasance

The provisions described in the accompanying prospectus under the heading "Description of Debt Securities — Discharge and Defeasance" are not applicable to the securities, unless otherwise specified in the relevant pricing supplement.

Listing

The securities will not be listed on any securities exchange, unless otherwise specified in the relevant pricing supplement.

Book-Entry Only Issuance — The Depository Trust Company

The Depository Trust Company, or DTC, will act as securities depositary for the securities. The securities will be issued only as fully-registered securities registered in the name of Cede & Co. (DTC's nominee). One or more fully-registered global securities certificates, representing the total aggregate Face Amount of the securities, will be issued and will be deposited with DTC. See the descriptions contained in the accompanying prospectus supplement under the headings "Description of Notes — Form, Legal Ownership and Denomination of Notes."

Governing Law

The securities will be governed by and interpreted in accordance with the laws of the State of New York.

THE UNDERLYINGS

Funds

In the relevant pricing supplement we will provide summary information regarding any Funds to which the securities will be linked based on publicly available information. We have not participated in the preparation of, or verified, such publicly available information.

Funds with securities registered under the Exchange Act and the Investment Company Act of 1940, as amended, are required to file periodically certain financial and other information specified by the SEC. Information provided to or filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, NE, Washington, DC 20549, and copies of such materials can be obtained from the Public Reference Section of the SEC, 100 F Street, NE, Washington, DC 20549, at prescribed rates. In addition, information provided to or filed with the SEC electronically can be accessed through a website maintained by the SEC. The address of the SEC's website is http://www.sec.gov. Information regarding the Funds and the components underlying the Funds may also be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents.

Indices

In the relevant pricing supplement we will provide summary information regarding any Indices to which the securities will be linked, based on publicly available information. We have not participated in the preparation of, or verified, such publicly available information. The Indices to which payment on the securities will be linked may also be described in an underlying supplement relating to the securities.

Reference Stock

In the relevant pricing supplement we will provide summary information regarding the business of the relevant issuer of the Underlying based on publicly available documents. We have not participated in the preparation of, or verified, such publicly available information.

Companies with securities registered under the Exchange Act are required to file periodically certain financial and other information specified by the SEC. Information provided to or filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, NE, Washington, DC 20549, and copies of such materials can be obtained from the Public Reference Section of the SEC, 100 F Street, NE, Washington, DC 20549, at prescribed rates. In addition, information provided to or filed with the SEC electronically can be accessed through a website maintained by the SEC. The address of the SEC's website is http://www.sec.gov. Information regarding the issuers of the Reference Stock may also be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents.

General

This product supplement, any relevant underlying supplement and the relevant pricing supplement relate only to the securities offered thereby. We have derived any and all disclosures contained in this product supplement, any relevant underlying supplement and the relevant pricing supplement regarding the Funds, Indices or issuers of the Reference Stocks described therein from the publicly available documents described above. In connection with any offering of the securities, we have not participated in the preparation of such documents or made any due diligence inquiry with respect to the Funds, Indices or issuers of the Reference Stocks described therein. Furthermore, we cannot give any assurance that all events occurring prior to the date hereof (including events that would affect the accuracy or completeness of the publicly available documents described in the preceding paragraph) that would affect the trading price of the Funds (and therefore the Share Adjustment Factor), Indices or Reference Stocks (and therefore the Stock Adjustment Factor) described therein have been publicly disclosed. Subsequent disclosure of any such events or the disclosure of or failure to disclose material future events concerning the Funds, Indices or issuers of the Reference Stocks described therein could affect the Payment at Maturity or the Redemption Amount (if applicable) with respect to the securities and, therefore, the value of the securities.

Neither we nor any of our affiliates makes any representation to you as to the performance of any Underlying.

We or our affiliates may currently or from time to time engage in business with the issuers of or companies underlying the Equity Based Underlying or Basket Components, including extending loans to, making equity investments in, or providing advisory services to, them, including merger and acquisition advisory services. In the course of this business, we or our affiliates may acquire non-public information about such issuers or companies, and we will not disclose any such information to you. In addition, one or more of our affiliates may publish research reports or otherwise express views about the Underlying or Basket Components and the components underlying the Underlying or Basket Components. As a prospective purchaser of a security, you should undertake an independent investigation of the Underlying or Basket Components as in your judgment is appropriate to make an informed decision with respect to an investment in the securities. Additionally, we or our affiliates are active participants in the commodities and currency markets as dealers, proprietary traders and agents for our customers, and therefore at any given time we may be a party to one or more commodity or currency transactions and such transactions may have a negative impact on any Underlying or Basket Component with commodity or currency components.

We describe various risk factors that may affect the value of your securities, and the unpredictable nature of that value, under "Risk Factors" above.

U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a discussion of the material U.S. federal income tax consequences of ownership and disposition of the securities. It applies to you only if you hold your securities as capital assets within the meaning of Section 1221 of the Internal Revenue Code (the "**Code**"). It does not address all aspects of U.S. federal income taxation that may be relevant to you in light of your particular circumstances, including alternative minimum tax and "Medicare contribution tax" consequences, and different consequences that may apply if you are an investor subject to special rules, such as a financial institution, a regulated investment company, a tax-exempt entity (including an "individual retirement account" or a "Roth IRA"), a dealer in securities, a trader in securities who elects to apply a mark-to-market method of tax accounting, an entity classified as a partnership for U.S. federal income tax purposes, or a person holding a security as a part of a "straddle."

This discussion is based on the Code, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as of the date of this product supplement, changes to any of which subsequent to the date hereof may affect the tax consequences described below, possibly with retroactive effect. It does not address the application of any state, local or foreign tax laws. **You should consult your tax adviser concerning the application of U.S. federal income tax laws to your particular situation (including the possibility of alternative treatments of the securities), as well as any tax consequences arising under the laws of any state, local or foreign jurisdictions.**

Tax Treatment of the Securities

There is no direct legal authority as to the proper U.S. federal income tax treatment of the securities, and we do not plan to request a ruling from the IRS. Consquently, there is substantial uncertainty regarding the tax consequences of an investment in the securities.Unless otherwise indicated in the relevant pricing supplement, in determining our tax reporting responsibilities, if any, with respect to a security, we expect to treat it as a prepaid financial contract that is not debt with associated contingent coupons. The following discussion assumes that this treatment is respected, except where otherwise indicated. The relevant pricing supplement, which you should consult before investing in the securities to which it pertains, may indicate other issues or differing consequences applicable to those securities.

Tax Consequences to U.S. Holders

You are a "U.S. holder" if, for U.S. federal income tax purposes, you are a beneficial owner of a security and are: (i) a citizen or resident of the United States; (ii) a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any State therein or the District of Columbia; or (iii) an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

The discussion that follows does not address the tax consequences of securities for which the Reference Underlying Return is determined in whole or part by reference to one or more foreign currencies (except for translation into dollars of the prices of stocks constituting or included in the Reference Underlying that are traded in a foreign currency).

Treatment as a Prepaid Financial Contract That Is Not Debt with Associated Contingent Coupons

There is no direct authority under current law addressing the proper tax treatment of the Contingent Coupons on the securities or comparable payments on instruments similar to the securities. The Contingent Coupons may in whole or in part be treated as ordinary income to you when received or accrued, in accordance with your method of accounting for U.S. federal income tax purposes. In determining our information reporting responsibilities, if any, we intend to treat the Contingent Coupons as ordinary income. You should consult your tax adviser concerning the treatment of the Contingent Coupons, including the possibility that they may be treated, in whole or in part, as not includible in income on a current basis. The latter treatment would affect the amount of your gain or loss upon a taxable disposition of a security, or your basis in any Reference Underlying shares delivered to you at maturity, as applicable.

Upon a taxable disposition of a security (including a payment of the Cash Settlement Amount), you will recognize gain or loss equal to the difference between the amount you realize (other than any Contingent Coupon payment) and your tax basis in the security. Your tax basis in the security should equal the amount you paid to acquire it. Your gain or loss generally should be capital gain or loss, and should be long-term capital gain or loss if you have held the security for more than one year, although the treatment of any sales proceeds attributable to the next succeeding Contingent Coupon prior to the time it has become fixed is unclear. The deductibility of capital losses is subject to limitations.

You should not recognize gain or loss with respect to Reference Underlying shares received at maturity (other than with respect to cash received in lieu of a fractional share, if any). Consistent with this position, you should have an aggregate tax basis in the Reference Underlying shares (including any fractional share for which cash is received) equal to your adjusted tax basis in the securities (excluding any basis attributable to the final Contingent Coupon) and should have a holding period in that stock beginning on the day after receipt. With respect to any cash received in lieu of a fractional share of the Reference Underlying, you should recognize capital gain or loss in an amount equal to the difference between the amount of that cash and the tax basis allocable to the fractional share.

Uncertainties Regarding Treatment as a Prepaid Financial Contract That Is Not Debt with Associated Contingent Coupons

Due to the lack of direct legal authority, even if a security is treated as a prepaid financial contract that is not debt with associated contingent coupons, there remain substantial uncertainties regarding the tax consequences of owning and disposing of it. For instance, you might be required to include amounts in income during the term of the security in addition to the Contingent Coupons you receive and/or to treat all or a portion of your gain or loss on its taxable disposition (in addition to any amounts attributable to an unpaid Contingent Coupon, as discussed above) as ordinary income or loss or as short-term capital gain or loss, without regard to how long you have held it.

In 2007, the U.S. Treasury Department and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments. The notice focuses in particular on whether beneficial owners of these instruments should be required to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; and the relevance of factors such as the nature of the underlying property to which the instruments are linked. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially affect the tax consequences of your investment in a security, possibly with retroactive effect.

Consequences if a Security Is Treated as a Debt Instrument

If a security is treated as a debt instrument and has a term (from but excluding the settlement date to and including the last possible date that the security could be outstanding pursuant to its terms) that exceeds one year, your tax consequences will be governed by Treasury regulations relating to the taxation of contingent payment debt instruments. In that event, even if you are a cash-method taxpayer, in each year that you hold the security you will be required to accrue into income "original issue discount" based on our "comparable yield" for a similar non-contingent debt instrument, determined as of the time of issuance of the security, possibly resulting in taxable income significantly higher than any Contingent Coupons you receive in that year. In addition, any income you recognize upon the taxable disposition of the security will be treated as ordinary in character. If you recognize a loss above certain thresholds, you could be required to file a disclosure statement with the IRS.

Tax Consequences to Non-U.S. Holders

You generally are a "non-U.S. holder" if, for U.S. federal income tax purposes, you are a beneficial owner of a security and are: (i) a nonresident alien individual; (ii) an entity treated as a foreign corporation; or (iii) a foreign estate or trust.

This discussion does not describe considerations applicable to a beneficial owner of a security who is (i) an individual present in the United States for 183 days or more in the taxable year of disposition of the security or (ii) a former citizen or resident of the United States, if certain conditions apply. If you are a potential investor to whom such considerations might be relevant, you should consult your tax adviser.

The U.S. federal income tax treatment of Contingent Coupon payments is uncertain. Insofar as we have responsibility as a withholding agent, we expect to treat the Contingent Coupon payments made to you as subject to withholding at a rate of 30% unless you provide a properly completed Form W-8BEN claiming eligibility for a reduction of or an exemption from withholding under an applicable income tax treaty. We will not pay any additional amounts on account of any such withholding tax. You should consult your tax adviser regarding these certification requirements and the possibility of obtaining a refund of any amounts withheld.

As described above under "—Tax Consequences to U.S. Holders—Uncertainties Regarding Treatment as a Prepaid Financial Contract That Is Not Debt with Associated Contingent Coupons," in 2007 The U.S. Treasury Department and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments. The notice focuses, among other things, on the degree, if any, to which income realized with respect to such instruments by non-U.S. persons should be subject to withholding tax. It is possible that any Treasury regulations or other guidance promulgated after consideration of these issues could affect the withholding tax consequences of an investment in the securities, possibly with retroactive effect.

Subject to the discussion below under "—Additional Withholding Tax Considerations," if a security is treated as a debt instrument, any income or gain you realize with respect to the security generally will not be subject to U.S. federal withholding or income tax if (i) you provide a properly completed Form W-8BEN and (ii) these amounts are not effectively connected with your conduct of a trade or business in the United States.

If you are engaged in a trade or business in the United States, and income or gain from a security is effectively connected with your conduct of that trade or business (and, if an applicable treaty so requires, is attributable to a permanent establishment in the United States), you generally will be taxed in the same manner as a U.S. holder. If this paragraph applies to you, you should consult your tax adviser with respect to other U.S. tax consequences of the ownership and disposition of the security, including the possible imposition of a 30% branch profits tax if you are a corporation.

Additional Withholding Tax Considerations

In the event that any payment on a security depends in part on dividends paid by a U.S. issuer of a stock that constitutes or is included in an Underlying, recently proposed regulations under Section 871(m) of the Code could adversely affect the tax consequences of owning and disposing of the security after December 31, 2013. These proposed regulations would in certain circumstances impose a withholding tax at a rate of 30% (subject to reduction under an applicable treaty) on amounts, attributable to U.S.-source dividends, that are paid or "deemed paid" on certain financial instruments ("**dividend equivalents**"). While significant aspects of the application of these proposed regulations to the securities are uncertain, if they were finalized in their current form, we (or other withholding agents) might determine that a security beneficially owned by you after December 31, 2013 is subject to withholding tax with respect to dividend equivalents or that you must provide information to establish that withholding is not required. We will not pay additional amounts on account of any such withholding tax.

Legislation generally referred to as FATCA, as interpreted in proposed regulations (which are not effective as of the date of this product supplement) and other published guidance, will generally impose, with respect to obligations issued after December 31, 2012, a withholding tax of 30% on payments to certain foreign entities (including financial intermediaries) of (i) interest and other payments of U.S.-source income (including "dividend equivalents" described above) after December 31, 2013 and (ii) the proceeds of taxable dispositions after December 31, 2014, of instruments that give rise to U.S.-source interest or could give rise to "dividend equivalents," unless various U.S. information reporting and due diligence requirements have been satisfied. This regime will apply to a security treated as a debt instrument and could apply to a security that could give rise to "dividend equivalents." The reporting and diligence requirements of the regime, which are potentially quite burdensome, generally relate to determining whether interests in or accounts with such foreign entities are owned by U.S. persons. We will not pay additional amounts on account of any such withholding tax.

Information Reporting and Backup Withholding

Cash proceeds received from a disposition of a security may be subject to information reporting. We expect that Contingent Coupon payments will be subject to information reporting unless you qualify for an exemption. Cash proceeds and Contingent Coupon payments may also be subject to backup withholding at the rate specified in the Code unless you provide certain identifying information (such as a correct taxpayer identification number, if you are a U.S. holder) and otherwise satisfy the requirements of the backup withholding rules. If you are a non-U.S. holder and you provide a properly completed Form W-8 appropriate to your circumstances, you will generally establish an exemption from backup withholding. Amounts withheld under the backup withholding rules are not additional taxes and may be refunded or credited against your U.S. federal income tax liability, provided the required information is furnished to the IRS.

USE OF PROCEEDS; HEDGING

Unless otherwise specified in the relevant pricing supplement, the net proceeds we receive from the sale of the securities will be used for general corporate purposes and, in part, by us or by one or more of our affiliates in connection with hedging our obligations under the securities as more particularly described in "Use of Proceeds" in the accompanying prospectus. The Issue Price of the securities includes each agent's commissions (as shown on the cover page of the relevant pricing supplement) paid with respect to the securities which commissions, as to agents affiliated with us, may include the reimbursement of certain issuance costs and the estimated cost of hedging our obligations under the securities. The estimated cost of hedging includes the projected profit that our affiliates expect to realize in consideration for assuming the risks inherent in hedging our obligations under the securities. Because hedging our obligations entails risk and may be influenced by market forces beyond our or our affiliates' control, the actual cost of such hedging may result in a profit that is more or less than expected, or could result in a loss.

On or prior to the date of the relevant pricing supplement, we, through our affiliates or others, expect to hedge some or all of our anticipated exposure in connection with the securities by taking positions in the relevant Underlying or Basket Components, the components underlying the relevant Underlying or Basket Components, or instruments whose value is derived from the relevant Underlying or Basket Components or their underlying components. While we cannot predict an outcome, such hedging activity or our other hedging or investment activity could potentially increase the level of the relevant Underlying or Basket Components (including the Initial Level), and therefore effectively establish a higher level that the relevant Underlying or Basket Components must achieve for you to obtain a positive return on your investment or avoid a loss of some or all of your initial investment at maturity. Similarly, the unwinding of our or our affiliates' hedges near or on a Valuation Date or Valuation Dates could decrease the Closing Levels of the relevant Underlying or Basket Components on such dates, which could have an adverse effect on the value of the securities. From time to time, prior to maturity of the securities, we may pursue a dynamic hedging strategy which may involve taking long or short positions in the relevant Underlying or Basket Components, the components underlying the relevant Underlying or Basket Components, or instruments whose value is derived from the relevant Underlying or Basket Components or their underlying components. Although we have no reason to believe that any of these activities will have a material impact on the level of the relevant Underlying or the value of the securities, we cannot assure you that these activities will not have such an effect.

We have no obligation to engage in any manner of hedging activity and will do so solely at our discretion and for our own account. No security holder shall have any rights or interest in our hedging activity or any positions we may take in connection with our hedging activity.

UNDERWRITING (CONFLICTS OF INTEREST)

Under the terms and subject to the conditions contained in the Distribution Agreements entered into between Deutsche Bank AG and each of DBSI and Deutsche Bank Trust Company Americas ("**DBTCA**") as agents and certain other agents that may be party to either Distribution Agreement from time to time (each an "**Agent**" and, collectively with DBSI and DBTCA, the "**Agents**"), each Agent participating in an offering of securities will agree to purchase, and we will agree to sell, the Face Amount of securities set forth on the cover page of the relevant pricing supplement. Each Agent proposes initially to offer the securities directly to the public at the public offering price set forth on the cover page of the relevant pricing supplement or at prevailing market prices or at prices related thereto at the time of resale or otherwise, as the agent determines and as we will specify in the applicable pricing supplement. DBSI, DBTCA and other Agents may allow a concession to other dealers as set forth in the relevant pricing supplement, or we may pay other fees, in the amount set forth on the cover page of the relevant pricing supplement. After the initial offering of the securities, the Agents may vary the offering price and other selling terms from time to time.

We own, directly or indirectly, all of the outstanding equity securities of DBSI. The net proceeds received from the sale of the securities will be used, in part, by DBSI or one of its affiliates in connection with hedging our obligations under the securities. Because DBSI is both our affiliate and a member of FINRA, the underwriting arrangements for any offering in which DBSI participates will comply with the requirements of FINRA Rule 5121 regarding a FINRA member firm's distribution of the securities of an affiliate and related conflicts of interest. In accordance with FINRA Rule 5121, DBSI may not make sales in offerings of the securities to any of its discretionary accounts without the prior written approval of the customer.

DBSI or another Agent may act as principal or agent in connection with offers and sales of the securities in the secondary market. Secondary market offers and sales, if any, will be made at prices related to market prices at the time of such offer or sale; accordingly, the Agents or a dealer may change the public offering price, concession and discount after the offering has been completed.

In order to facilitate the offering of the securities, DBSI may engage in transactions that stabilize, maintain or otherwise affect the price of the securities. Specifically, DBSI may sell more securities than it is obligated to purchase in connection with the offering, creating a naked short position in the securities for its own account. DBSI must close out any naked short position by purchasing the securities in the open market. A naked short position is more likely to be created if DBSI is concerned that there may be downward pressure on the price of the securities in the open market after pricing that could adversely affect investors who purchase in the offering. As an additional means of facilitating the offering, DBSI may bid for, and purchase, securities in the open market to stabilize the price of the securities. Any of these activities may raise or maintain the market price of the securities above independent market levels or prevent or retard a decline in the market price of the securities. DBSI is not required to engage in these activities, and may end any of these activities at any time.

To the extent the total aggregate Face Amount of securities offered pursuant to a pricing supplement is not purchased by investors, one or more of our affiliates may agree to purchase for investment the unsold portion. As a result, upon completion of an offering, our affiliates may own up to approximately 10% of the securities offered in that offering.

No action has been or will be taken by us, DBSI, DBTCA or any dealer that would permit a public offering of the securities or possession or distribution of this product supplement or the accompanying prospectus supplement, prospectus or pricing supplement, other than in the United States, where action for that purpose is required. No offers, sales or deliveries of the securities, or distribution of this product supplement or the accompanying prospectus supplement, prospectus or pricing supplement or any other offering material relating to the securities, may be made in or from any jurisdiction except in circumstances which will result in compliance with any applicable laws and regulations and will not impose any obligations on us, the Agents or any dealer.

Each Agent has represented and agreed, and any other Agent through which we may offer the securities will represent and agree, that it (i) will comply with all applicable laws and regulations in force in each non-U.S. jurisdiction in which it purchases, offers, sells or delivers the securities or possesses or distributes this product supplement and the accompanying prospectus supplement, prospectus and pricing supplement and (ii) will obtain any consent, approval or permission required by it for the purchase, offer or sale by it of the securities under the laws and regulations in force in each non-U.S. jurisdiction to which it is subject or in which it makes purchases, offers or sales of the securities. We shall not have responsibility for any Agent's compliance with the applicable laws and regulations or obtaining any required consent, approval or permission.